Exhibit 99.1



貝殼控股有限公司
KE Holdings Inc.

（A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability）

Stock Code: 2423



INTERIM REPORT
2023

Contents

KEY ACHIEVEMENTS

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

- **Gross transaction value (GTV)**[1] was RMB1,752.1 billion for the six months ended June 30, 2023, representing an increase of 43.0% from RMB1,225.5 billion in the same period of 2022. **GTV of existing home transactions** was RMB1,120.8 billion for the six months ended June 30, 2023, representing an increase of 46.0% from RMB767.6 billion in the same period of 2022. **GTV of new home transactions** was RMB572.9 billion for the six months ended June 30, 2023, representing an increase of 37.9% from RMB415.4 billion in the same period of 2022. **GTV of home renovation and furnishing** was RMB6.1 billion, compared to RMB1.5 billion in the same period of 2022. **GTV of emerging and other services** was RMB52.3 billion for the six months ended June 30, 2023, representing an increase of 27.7% from RMB41.0 billion in the same period of 2022.

- **Net revenues** were RMB39.8 billion for the six months ended June 30, 2023, representing an increase of 51.0% from RMB26.3 billion in the same period of 2022.

- **Net income** was RMB4,049 million for the six months ended June 30, 2023, compared to net loss of RMB2,485 million in the same period of 2022. **Adjusted net income**[2] was RMB5,925 million for the six months ended June 30, 2023, compared to adjusted net loss of RMB592 million in the same period of 2022.

- **Number of stores** was 43,000 as of June 30, 2023, stable as compared with 42,831 as of June 30, 2022. **Number of active stores**[3] was 41,076 as of June 30, 2023, relatively flat as compared with 41,118 as of June 30, 2022.

- **Number of agents** was 435,813 as of June 30, 2023, a 5.0% increase from 414,915 as of June 30, 2022. **Number of active agents**[4] was 409,054 as of June 30, 2023, a 7.6% increase from 380,284 as of June 30, 2022.

- **Mobile monthly active users (MAU)**[5] averaged 48.0 million for the three months ended June 30, 2023, compared to 43.0 million for the three months ended June 30, 2022.

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1   GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2   Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled " "Management discussion and analysis – Non-GAAP financial measures" for details.

3   Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

    "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4   "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5   "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

Our performance has meaningfully rebounded during the Reporting Period alongside the notable recovery of China's real estate market. Moreover, our initiatives during the market correction period to empower service providers and enhance retention, drive effective cost reductions and improve efficiency, and facilitate the rapid growth of our emerging businesses have positioned us to capitalize on the opportunities afforded by the market recovery and achieved outperformance. In our home transaction services business, we've continued to expand the scale of our agent cooperation network, optimizing our ecosystem, refining operations on the platform to a deeper level, and fostering advancements within our *Lianjia* business. The combination of these efforts resulted in organic growth of the business segment, which also allowed us to better meet consumer demand and improve the productivity and income for service providers. In the wider residential services industry, we also helped our service providers extend their capabilities. Our home renovation and furnishing services took off quickly, driven by our persistent investment in transforming the industry competition mechanisms, and building capabilities in customer acquisition and conversion, delivery, data-driven approaches, products and supply chain management. As a result, we achieved breakthroughs in the quality, scale and economic performance of our home renovation and furnishing services. We established positive operating cycles in cities where we hold a leading presence and are gradually replicating this success in other cities. Our rental property management services also witnessed solid development in scale and operational efficiency.

Existing Home Transaction Services

As the real estate market transitions from a seller dominance to a more balanced supply-demand scenario, the demand for home upgrade is gaining increasing prominence. Our primary objective is to enhance our support for service providers in effectively meeting the evolving consumer needs within this new structure.

We continued to expand and solidify our store and agent network. We supported and retained high-quality service providers during the market downturn, which has enabled us to rebound during the market recovery alongside them. During the Reporting Period we further increased the network scale of high-quality stores, empowering them with effective operational management and adept agent recruitment, while advancing the large-store model. We also continued to promote the professional development of store owners and agents, aiding them in becoming experts in community and housing related services. This concerted effort ensures that our customers receive professional, quality, tailored and diversified housing related services. Consequently, the number of stores and agents on our platform has stabilized in the first half of this year, ending the streak of consecutive quarters of decline. In the second quarter, the average number of agents per *Lianjia* store reached 18.1, rising 16% year-on-year, while the average number of agents in each connected store rose to 8.7, up by 7% year-on-year.

BUSINESS REVIEW AND OUTLOOK

Our business operation strategy has also evolved towards refined operations. We heightened the efficiency around three fundamental elements: homes, customers, and agents. We refined the "store-to-property" system to enhance the service providers' home listing maintenance capabilities. We upgraded the distribution mechanism for online business leads, ensuring fairness and efficiency in agents' customer acquisition efforts. Leveraging the digital tools, we optimized the circulation of home listings among agents and the precision of home-customer matchmaking, substantially bolstering the efficiency of housing sell-through.

We persisted in advancing business conduct governance and have established systematic and digitalized monitoring capabilities. We proactively identify and diagnose risks, provide positive guidance, and establish rule-based safeguards. On this basis, we have realized an integrated online and offline governance mechanism in the first half of this year that is self-inspected by platform participants, supplemented by platform supervision, which further reduced the risk of violations, improved the sense of security of agents, and promoted cooperation and business growth.

New Home Transaction Services

During the Reporting Period, our new home business achieved a performance that greatly outperformed the industry, which is based on robust operational health and commission collection management. Our accounts receivable turnover days for new home transaction services was at only 52 days in the second quarter of 2023, shortened by 7 days from the first quarter of 2023 and 56 days from same period in 2022.

We have established a safer working environment for consumers, service providers and real estate developers. We promoted the "Commission in Advance" model, which requires prepayment by real estate developers, instilling agents with more sense of security and accelerating sell-through for real estate developers. In the second quarter of 2023, "Commission in Advance" accounted for 53% of our total commission, a notable increase from the same period in 2022. Projects with "Commission in Advance" have higher sales efficiency than those without such model, and the increase in the proportion of this model positively correlates with our revenue increase, a testament to the win-win situation for all parties involved.

We are steadfast in our pursuit of better collaborations with upstream real estate developers. Our implementation of "focus on key projects" approach in various cities has continuously strengthened the customer identification and business opportunity conversion capabilities and led to improved sales efficiency. In the first half of this year, we further refined the online business opportunity distribution mechanism, covering more than 100 cities. We have extended our tiered-store management model to new home sales' external channels to further empower effective resource allocation. We bolstered our cooperation with high-quality real estate developers, and in the second quarter of this year, the proportion of revenues from state-owned developers has increased to 46.8%. This also demonstrates our ability to deliver top-tier services and achieve high sell-through efficiency.

We are firmly committed to business conduct governance. We promoted real estate developers and all sales channels to jointly abide by the Sunshine Promise to advance the industry-wide compliance. As of the end of June, more than 5,000 cooperative real estate projects have been covered by the Sunshine Promise.

Home Renovation and Furnishing Services

Guided by a number of government policies that promote the development of the home renovation and furnishing industry, home furnishing consumption has welcomed a broader realm of growth opportunities, presenting us with significant development prospects. In the first half of the year, our home renovation and furnishing services underwent rapid growth, and our unwavering commitment to building long-term capabilities in this segment has begun to bear fruit.

We have built a virtuous operating cycle in leading cities. Thanks to our dedication to refining product offerings, enhancing SKU (Stock Keeping Unit) variety, optimizing the supply chain, iterating the end-to-end delivery system, and finely managing service providers along with elevating service quality over the past few years, and boosted by traffic referrals from our home transactions services, we now possess the capability in our Beijing operations to simultaneously start and complete home constructions on a large scale. Our profitability in Beijing continued to improve and has broken through the industrial bottleneck. The verified business model in Beijing provides the foundation for our rapid replication in additional cities. We will enact the leading model in other cities, which will gradually make more contributions to our revenue as we expand.

Furthermore, we are resolutely committed to building our capabilities over the long term. On the service supply side, we leveraged digital capabilities to continuously optimize mechanisms that facilitate cooperation between home renovation service providers, order dispatching, resource allocation, management, training and incentives. By providing a fair, motivating and respectful work environment, we attract more top-notch service providers in the industry, which elevates our customer service quality. On the product side, we refined suitable products based on consumer demand, offering a more comprehensive selection of primary and auxiliary material categories. We also continued to strengthen our supply chain capabilities based on digitalized management system, while effectively controlling warehousing, deliveries, installation and other processes, thereby enhancing delivery certainty and improving fulfilment capabilities and quality.

BUSINESS REVIEW AND OUTLOOK

Rental Property Management Services

During the Reporting Period, while actively and prudently expanding the scale of our rental property management services, we continuously strengthened multiple aspects of our foundational capabilities to enhance our asset management efficiency and improve service quality.

As of June 30, 2023, the number of rental units under the Carefree Rent model, our decentralized rental property management services, reached over 120,000, with the occupancy rate further improved by 1.1 percentage points from the end of the first quarter, to reach 94.5%.

Through consistent improvement in our pricing and rent-through capabilities, we offer property owners hassle-free leasing services and reliable asset management services. We are also devoted to standardizing our services and fulfilment processes to provide tenants with an increasingly high quality and diverse rental experience.

BUSINESS OUTLOOK

China's real estate market is undergoing a rapid transformation from a seller's market to a more balanced state of supply and demand, and consumer demand is upgrading from "home purchase" to "better living". We will help consumers' joyful living by providing higher quality products and services that are centered around user needs in a broader residential sector. We will also facilitate service providers' career fulfillments, further empowering them to become bridges to better living within communities, and assisting them in achieving their professional development, in order to meet the demands of residential consumers for a better living experience. The resulting quality premium will drive growth opportunities of our business and support the sustainable and healthy development of the broader industry. We are in the foothills of the next mountain on our quest to advance our mission of "Admirable Service, Joyful Living," and we look forward to the exciting journey ahead.

MANAGEMENT DISCUSSION AND ANALYSIS

NET REVENUES

Net revenues increased by 51.0% to RMB39.8 billion for the six months ended June 30, 2023, compared to RMB26.3 billion in the same period of 2022. The increase was primarily attributable to the growth in total GTV. **Total GTV** was RMB1,752.1 billion for the six months ended June 30, 2023, representing a 43.0% increase compared to RMB1,225.5 billion in the same period of 2022 primarily attributable to the recovery of the housing-related market due to the ease of COVID-19 containment restrictions and the release of pent-up demand, and our continuously improving operational capabilities which helped us capitalize on market recovery tailwinds, as well as the expansion of the Company's home renovation and furnishing business.

- **Net revenues from existing home transaction services** increased by 33.5% to RMB15.6 billion for the six months ended June 30, 2023, compared to RMB11.7 billion in the same period of 2022, primarily due to a 46.0% increase in GTV of existing home transactions to RMB1,120.8 billion for the six months ended June 30, 2023, from RMB767.6 billion in the same period of 2022.

  Among that, **(i) commission revenue** increased by 27.6% to RMB12.9 billion for the six months ended June 30, 2023, from RMB10.1 billion in the same period of 2022, primarily due to an increase in GTV of existing home transactions served by *Lianjia* stores of 28.2% to RMB468.2 billion for the six months ended June 30, 2023, from RMB365.3 billion in the same period of 2022; and

  (ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company's platform, increased by 70.2% to RMB2.7 billion for the six months ended June 30, 2023, from RMB1.6 billion in the same period of 2022, mainly due to a 62.2% increase of GTV of existing home transactions served by connected agents on the Company's platform to RMB652.6 billion for the six months ended June 30, 2023, from RMB402.3 billion in the same period of 2022. The higher growth rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was primarily attributable to the increased penetration level of value-added services and a moderate increase in the commission rate of existing home transaction charged by connected stores.

- **Net revenues from new home transaction services** increased by 36.0% to RMB17.1 billion for the six months ended June 30, 2023, from RMB12.6 billion in the same period of 2022, primarily due to the increase of GTV of new home transactions of 37.9% to RMB572.9 billion for the six months ended June 30, 2023, from RMB415.4 billion in the same period of 2022. Among that, the GTV of new home transaction services completed on the *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 36.7% to RMB468.3 billion for the six months ended June 30, 2023, from RMB342.6 billion in the same period of 2022, while the GTV of new home transactions served by *Lianjia* brand increased by 43.6% to RMB104.6 billion for the six months ended June 30, 2023, from RMB72.9 billion in the same period of 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

- **Net revenues from home renovation and furnishing** were RMB4.0 billion for the six months ended June 30, 2023, compared to RMB1.1 billion in the same period of 2022, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business driven by the increase of orders and our enhanced delivery capability.

- **Net revenues from emerging and other services** increased by 217.3% to RMB3.0 billion for the six months ended June 30, 2023, from RMB1.0 billion in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services and financial services.

COST OF REVENUES

Total cost of revenues increased by 31.2% to RMB28.1 billion for the six months ended June 30, 2023, from RMB21.4 billion in the same period of 2022.

- **Commission－split.** The Company's cost of revenues for commissions to connected agents and other sales channels was RMB13.3 billion for the six months ended June 30, 2023, compared to RMB8.8 billion in the same period of 2022, primarily due to the increase in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2023 compared with the same period of 2022.

- **Commission and compensation－internal.** The Company's cost of revenues for internal commission and compensation was RMB9.7 billion for the six months ended June 30, 2023, compared to RMB9.0 billion in the same period of 2022, primarily due to the increase in the GTV of exiting home and new home transactions completed through *Lianjia* agents, which was partially offset by the decrease in the fixed compensation costs of *Lianjia* agents, dedicated sales team with the expertise on new home transaction services, and other front-line operational staff.

- **Cost of home renovation and furnishing.** The Company's cost of revenues for home renovation and furnishing was RMB2,825 million for the six months ended June 30, 2023, compared to RMB791 million in the same period of 2022, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of net revenues from home renovation and furnishing.

- **Cost related to stores.** The Company's cost related to stores was RMB1,416 million for the six months ended June 30, 2023, compared to RMB1,760 million in the same period of 2022, mainly due to the decreased number of *Lianjia* stores for the six months ended June 30, 2023 compared to the same period of 2022.

- **Other costs.** The Company's other costs decreased by 19.3% to RMB0.9 billion for the six months ended June 30, 2023, from RMB1.1 billion in the same period of 2022, mainly due to a decrease in human resources related costs which were partially offset by the increase of business taxes and surcharges along with the increase of net revenues.

GROSS PROFIT

Gross profit increased by 137.3% to RMB11.7 billion for the six months ended June 30, 2023 from RMB4.9 billion in the same period of 2022. **Gross margin** was 29.4% for the six months ended June 30, 2023, compared to 18.7% in the same period of 2022. The increase in gross margin was mainly due to: a) a higher contribution margin for existing home transaction services led by the decreased fixed compensation costs for *Lianjia* agents; b) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services; c) a higher contribution for home renovation and furnishing business led by an increased contribution from products with higher margins; and d) a relatively lower percentage of costs related to stores and other costs of net revenues for the six months ended June 30, 2023 compared to the same period of 2022.

INCOME (LOSS) FROM OPERATIONS

Total operating expenses increased by 3.7% to RMB7.6 billion for the six months ended June 30, 2023, from RMB7.4 billion in the same period of 2022.

- **General and administrative expenses** were RMB3.7 billion for the six months ended June 30, 2023, compared to RMB3.8 billion in the same period of 2022, mainly due to the decrease of personnel costs and overheads, and provision for credit losses along with the decreased accounts receivable balance for the six months ended June 30, 2023, which were partially offset by increased share-based compensation expenses for the six months ended June 30, 2023.

- **Sales and marketing expenses** increased by 48.5% to RMB2.9 billion for the six months ended June 30, 2023, from RMB2.0 billion in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022 and the organic growth of net revenues from home renovation and furnishing, which were partially offset by the decreased personnel costs for home transaction services as a result of decreased headcount in business development, sales and marketing personnel for the six months ended June 30, 2023 compared to the same period of 2022.

- **Research and development expenses** decreased by 39.0% to RMB0.9 billion for the six months ended June 30, 2023, from RMB1.5 billion in the same period of 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel for the six months ended June 30, 2023 compared to the same period of 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

Income from operations was RMB4.1 billion for the six months ended June 30, 2023, compared to loss from operations of RMB2.4 billion in the same period of 2022. **Operating margin** was 10.2% for the six months ended June 30, 2023, compared to negative 9.3% in the same period of 2022, primarily due to: i) a relatively higher gross profit margin, and ii) improved operating leverage as a result of optimization in personnel and optimized resource utilization for the six months ended June 30, 2023 compared to the same period of 2022.

Adjusted income from operations[6] was RMB6.0 billion for the six months ended June 30, 2023, compared to adjusted loss from operations of RMB1.1 billion in the same period of 2022. **Adjusted operating margin**[7] was 15.0% for the six months ended June 30, 2023, compared to negative 4.3% in the same period of 2022. **Adjusted EBITDA**[8] was RMB7.1 billion for the six months ended June 30, 2023, compared to RMB237 million in the same period of 2022.

NET INCOME (LOSS)

Net income was RMB4.0 billion for the six months ended June 30, 2023, compared to net loss of RMB2.5 billion in the same period of 2022.

Adjusted net income was RMB5.9 billion for the six months ended June 30, 2023, compared to adjusted net loss of RMB592 million in the same period of 2022.

NON-GAAP FINANCIAL MEASURES

The Company also uses adjusted income (loss) from operations, adjusted net income (loss), adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. We believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). We also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business.

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6   Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled "Management discussion and analysis—Non-GAAP financial measures" for details.

7   Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled "Management discussion and analysis—Non-GAAP financial measures" for details.

MANAGEMENT DISCUSSION AND ANALYSIS

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents a reconciliation of income (loss) from operations to adjusted income (loss) from operations, net income (loss) to adjusted net income (loss) and adjusted EBITDA for each of the periods indicated:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
	(unaudited)	(unaudited)
Income (loss) from operations	**4,058,929**	(2,435,963)
Share-based compensation expenses	**1,582,982**	957,459
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**302,773**	262,459
Impairment of goodwill, intangible assets and other long-lived assets	**32,775**	76,244
Adjusted income (loss) from operations	**5,977,459**	(1,139,801)
Net income (loss)	**4,049,251**	(2,485,342)
Share-based compensation expenses	**1,582,982**	957,459
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**302,773**	262,459
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	**(38,581)**	352,223
Impairment of goodwill, intangible assets and other long-lived assets	**32,775**	76,244
Impairment of investments	**9,313**	251,002
Tax effects on non-GAAP adjustments	**(13,122)**	(5,830)
Adjusted net income (loss)	**5,925,391**	(591,785)
Net income (loss)	**4,049,251**	(2,485,342)
Income tax expense	**1,401,522**	619,255
Share-based compensation expenses	**1,582,982**	957,459
Amortization of intangible assets	**309,914**	271,506
Depreciation of property, plant and equipment	**384,815**	468,048
Interest income, net	**(602,226)**	(273,454)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	**(38,581)**	352,223
Impairment of goodwill, intangible assets and other long-lived assets	**32,775**	76,244
Impairment of investments	**9,313**	251,002
Adjusted EBITDA	**7,129,765**	236,941

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the Reporting Period and up to the Latest Practicable Date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2023, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.8 billion, compared to RMB61.1 billion as of December 31, 2022. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
	(unaudited)	(unaudited)
Net cash provided by operating activities	**7,431,689**	3,808,031
Net cash provided by (used in) investing activities	**7,633,614**	(11,338,319)
Net cash provided by (used in) financing activities	**(2,869,607)**	35,872
Effect of exchange rate change on cash, cash equivalents and restricted cash	**22,137**	142,610
Net increase (decrease) in cash and cash equivalents and restricted cash	**12,217,833**	(7,351,806)
Cash, cash equivalents and restricted cash at the beginning of the period	**25,594,259**	26,732,209
Cash, cash equivalents and restricted cash at the end of the period	**37,812,092**	19,380,403

MANAGEMENT DISCUSSION AND ANALYSIS

INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of June 30, 2023 RMB (in thousands) (unaudited)	As of December 31, 2022 RMB
Current:		
Short-term borrowings	**497,500**	619,000
Lease liabilities	**6,755,785**	4,972,345
Sub-total	**7,253,285**	5,591,345
Non-current:		
Lease liabilities	**7,420,825**	6,599,930
Total	**14,674,110**	12,191,275

Except as disclosed in this report, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2023.

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

We subscribed for (i) CMB Wealth Management Zhaorui Jinshi Series No. 87002 Closed-end Wealth Management Plan（招銀理財招睿公司金石系列87002號封閉式理財計劃）in the principal amount of RMB700 million with CMB Wealth Management Company Limited on May 30, 2022; (ii) CMB Financial Leasing Corporation Limited 364 Days CNY Fixed Rate Notes and CMB Financial Leasing Corporation Limited 2-Year CNH Fixed Rate Notes in the principal amount of RMB300 million and RMB500 million with CMB International Leasing Management Limited on November 17, 2022 and February 10, 2023, respectively; and (iii) CMB Wealth Management Zhaorui Jinshi Series No. 86761 Closed-end Wealth Management Plan（招銀理財招睿公司金石系列86761號封閉式理財計劃）in the principal amount of RMB500 million with CMB Wealth Management Company Limited on March 15, 2023. For further details, please refer to the announcement of the Company dated March 15, 2023.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As of June 30, 2023, no property, plant and equipment was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of June 30, 2023.

GEARING RATIO

As of June 30, 2023, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 38.0% (as of December 31, 2022: 36.8%).

FOREIGN EXCHANGE EXPOSURE

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 5.1% for the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class A ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB48.6 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1.6 billion. Assuming we had converted RMB48.6 billion into U.S. dollars at the exchange rate of RMB7.2513 for US$1.00 as of June 30, 2023, our U.S. dollar cash balance would have been US8.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.6 billion instead.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST RATE RISK

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of June 30, 2023, our exposure to such interest rate risk is mainly from RMB5.0 billion of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

CAPITAL EXPENDITURES

Our capital expenditures were RMB278 million for the six months ended June 30, 2023. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of June 30, 2023:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
		(RMB in thousands)			
Operating lease and other commitments	426,067	191,031	148,441	67,309	19,286
Lease liability obligations	14,890,129	3,662,529	9,289,630	1,404,249	533,721

As of June 30, 2023, our operating lease and other commitments included RMB3 million in obligation to purchase property and equipment, RMB2 million in obligation to purchase services, RMB152 million in investment commitment, and RMB268 million in operating lease commitments.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of June 30, 2023, we had a total of 102,278 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2023:

Function	Number of employees
Agents and supporting staff	78,426
Platform operation	6,170
Research and development	1,802
Business development, sales and marketing	5,820
Administration and management	10,060
Total	**102,278**

As of June 30, 2023, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have been successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 121, which comprises the interim condensed consolidated balance sheet of KE Holdings Inc. (the "Company") and its subsidiaries (together, the "Group") as of June 30, 2023 and the interim condensed consolidated statement of comprehensive income (loss), the interim condensed consolidated statement of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 31, 2023

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	Note	As of June 30, 2023 RMB	As of December 31, 2022 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	3	**31,750,204**	19,413,202
Restricted cash	3	**6,061,888**	6,181,057
Short-term investments	4	**22,952,267**	35,485,908
Short-term financing receivables, net of allowance for credit losses of RMB139,562 and RMB139,427 as of June 30, 2023 and December 31, 2022, respectively	7	**630,234**	667,224
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,853,198 and RMB2,088,478 as of June 30, 2023 and December 31, 2022, respectively	6	**3,597,692**	4,163,022
Amounts due from and prepayments to related parties	24	**425,958**	405,956
Loan receivables from related parties	24	**25,450**	50,463
Prepayments, receivables and other assets	5	**4,729,002**	4,057,843
Total current assets		**70,172,695**	70,424,675
Non-current assets:			
Property, plant and equipment, net	8	**1,913,526**	2,036,553
Right-of-use assets	10	**13,962,540**	11,284,070
Long-term investments, net	11	**24,007,654**	17,925,653
Intangible assets, net	9	**1,388,864**	1,686,976
Goodwill	12	**4,907,023**	4,934,235
Long-term loan receivables from related parties	24	**35,040**	22,934
Other non-current assets	5	**1,027,847**	1,032,251
Total non-current assets		**47,242,494**	38,922,672
TOTAL ASSETS		**117,415,189**	109,347,347

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	Note	As of June 30, 2023 RMB	As of December 31, 2022 RMB
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB58,758 and RMB62,910 as of June 30, 2023 and December 31, 2022, respectively)	14	**5,810,440**	5,843,321
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB586 and RMB822 as of June 30, 2023 and December 31, 2022, respectively)	24	**411,976**	425,685
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB346,021 and RMB386,874 as of June 30, 2023 and December 31, 2022, respectively)		**8,132,135**	9,365,512
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,738,652 and RMB2,915,103 as of June 30, 2023 and December 31, 2022, respectively)		**4,638,599**	4,194,828
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB46,809 and RMB50,383 as of June 30, 2023 and December 31, 2022, respectively)		**747,411**	542,290
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of June 30, 2023 and December 31, 2022, respectively)	13	**497,500**	619,000
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB345 and RMB369 as of June 30, 2023 and December 31, 2022, respectively)	10	**6,755,785**	4,972,345
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,852 and RMB5,572 as of June 30, 2023 and December 31, 2022, respectively)		**4,734,486**	3,260,269
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB160,012 and RMB199,443 as of June 30, 2023 and December 31, 2022, respectively)	15	**5,128,458**	4,118,068
Total current liabilities		**36,856,790**	33,341,318

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,136 and RMB4,483 as of June 30, 2023 and December 31, 2022, respectively)		351,186	351,186
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB 20 and RMB23 as of June 30, 2023 and December 31, 2022, respectively)	10	7,420,825	6,599,930
Other non-current liabilities		389	475
Total non-current liabilities		**7,772,400**	6,951,591
TOTAL LIABILITIES		**44,629,190**	40,292,909
Commitments and contingencies	25		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,592,373,828 and 3,601,547,279 Class A ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively; and 154,481,300 and 156,426,896 Class B ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	20	489	487
Treasury shares		(1,268,614)	(225,329)
Additional paid-in capital		80,181,114	80,302,956
Statutory reserves		660,817	660,817
Accumulated other comprehensive income (loss)		479,974	(412,721)
Accumulated deficit		(7,350,273)	(11,405,850)
Total KE Holdings Inc. shareholders' equity		**72,703,507**	68,920,360
Non-controlling interests		82,492	134,078
TOTAL SHAREHOLDERS' EQUITY		**72,785,999**	69,054,438
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**117,415,189**	109,347,347

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2023 RMB	2022 RMB
Net revenues:			
Existing home transaction services		15,597,087	11,686,265
New home transaction services		17,099,714	12,576,293
Home renovation and furnishing services		4,032,830	1,106,916
Emerging and other services		3,032,370	955,583
Total net revenues	2.22	39,762,001	26,325,057
Cost of revenues:			
Commission-split		(13,313,188)	(8,802,934)
Commission and compensation-internal		(9,660,032)	(8,983,795)
Cost of home renovation and furnishing services		(2,825,059)	(791,046)
Cost related to stores		(1,415,651)	(1,759,832)
Others		(855,083)	(1,059,258)
Total cost of revenues		(28,069,013)	(21,396,865)
Gross profit		11,692,988	4,928,192
Operating expenses:			
Sales and marketing expenses		(2,943,272)	(1,982,513)
General and administrative expenses		(3,726,483)	(3,777,808)
Research and development expenses		(931,529)	(1,527,590)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	(32,775)	(76,244)
Total operating expenses		(7,634,059)	(7,364,155)
Income (loss) from operations		4,058,929	(2,435,963)
Interest income, net	17	602,226	273,454
Share of results of equity investees		14,475	31,470
Fair value changes in investments, net		73,006	(339,952)
Impairment loss for equity investments accounted for using measurement alternative	11	(9,313)	(251,002)
Foreign currency exchange loss		(15,833)	(40,742)
Other income, net	16	727,283	896,648
Income (loss) before income tax expense		5,450,773	(1,866,087)
Income tax expense	18	(1,401,522)	(619,255)
Net income (loss)		4,049,251	(2,485,342)
Net loss (income) attributable to non-controlling interests shareholders		6,326	(952)
Net income (loss) attributable to KE Holdings Inc.		4,055,577	(2,486,294)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders		4,055,577	(2,486,294)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2023 RMB	2022 RMB
Net income (loss)		**4,049,251**	(2,485,342)
Other comprehensive income (loss)			
Currency translation adjustments		**893,719**	1,398,895
Unrealized loss on available-for-sale investments, net of reclassification		**(1,024)**	(309,393)
Total other comprehensive income		**892,695**	1,089,502
Total comprehensive income (loss)		**4,941,946**	(1,395,840)
Comprehensive loss (income) attributable to non-controlling interests shareholders		**6,326**	(952)
Comprehensive income (loss) attributable to KE Holdings Inc.		**4,948,272**	(1,396,792)
Comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders		**4,948,272**	(1,396,792)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted			
– Basic	23	**3,555,127,466**	3,569,657,105
– Diluted	23	**3,643,230,834**	3,569,657,105
Net income (loss) per share attributable to ordinary shareholders			
– Basic	23	**1.14**	(0.70)
– Diluted	23	**1.11**	(0.70)
Share-based compensation expenses included in:	19		
Cost of revenues		**226,566**	175,385
Sales and marketing expenses		**77,481**	59,559
General and administrative expenses		**1,188,897**	548,032
Research and development expenses		**90,038**	174,483

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.									Non-controlling Interests	Total Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total		
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438
Net income	-	-	-	-	-	-	-	4,055,577	4,055,577	(6,326)	4,049,251
Exercise of share options	9,759,699	1	-	-	-	-	-	-	1	-	1
Vesting of restricted share units	5,250,762	1	-	-	(1)	-	-	-	-	-	-
Vesting of restricted share	42,022,105	6	-	-	(6)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,582,982	-	-	-	1,582,982	-	1,582,982
Repurchase of ordinary shares	-	-	(75,125,190)	(2,748,108)	-	-	-	-	(2,748,108)	-	(2,748,108)
Cancellation of ordinary shares	(47,119,047)	(6)	47,119,047	1,704,823	(1,704,817)	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	893,719	-	893,719	-	893,719
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	5,760	5,760
Unrealized loss on available-for-sale investments, before reclassification	-	-	-	-	-	-	(1,024)	-	(1,024)	-	(1,024)
Dividend for non-controlling interest holder	-	-	-	-	-	-	-	-	-	(51,020)	(51,020)
Balance at June 30, 2023	3,548,119,311	489	(34,467,429)	(1,268,614)	80,181,114	660,817	479,974	(7,350,273)	72,703,507	82,492	72,785,999

	Attributable to owners of KE Holdings Inc.							Non-controlling Interests	Total Equity
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total		
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	3,548,492,330	489	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net loss	-	-	-	-	-	(2,486,294)	(2,486,294)	952	(2,485,342)
Exercise of share options	15,196,168	2	-	-	-	-	2	-	2
Vesting of restricted share units	24,735	-	-	-	-	-	-	-	-
Share-based compensation	-	-	957,459	-	-	-	957,459	-	957,459
Currency translation adjustments	-	-	-	-	1,398,895	-	1,398,895	-	1,398,895
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	38,372	38,372
Unrealized loss on available-for-sale investments, before reclassification	-	-	-	-	(309,393)	-	(309,393)	-	(309,393)
Balance at June 30, 2022	3,563,713,233	491	79,929,628	483,887	(1,550,221)	(12,329,140)	66,534,645	120,841	66,655,486

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Cash flows from operating activities:		
Net income (loss)	**4,049,251**	(2,485,342)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation of property, plant and equipment	**384,815**	468,048
Amortization of intangible assets	**309,914**	271,506
Net impairment loss (gain) on financial assets	**(7,498)**	98,552
Impairment of goodwill, intangible assets and other long-lived assets	**32,775**	76,244
Provision of credit losses for financing receivables	**135**	1,962
Deferred tax benefits	**–**	165,180
Share of results of equity investees	**(14,475)**	(31,470)
Dividends received from long-term investments	**20,842**	20,695
Fair value changes in investments	**(73,006)**	339,952
Impairment loss for equity investments accounted for using measurement alternative	**9,313**	251,002
Investment income	**(469,460)**	(466,372)
Foreign currency exchange loss	**15,833**	40,742
Loss (gain) on disposal of property, plant and equipment and intangible assets	**532**	(460)
Share-based compensation expenses	**1,582,982**	957,459
Changes in assets and liabilities:		
Accounts receivable and contract assets	**599,611**	3,493,814
Amounts due from and prepayments to related parties	**(20,002)**	197,126
Prepayments, receivables and other assets	**(741,165)**	(23,718)
Right-of-use assets	**(2,678,470)**	(810,563)
Other non-current assets	**4,404**	41,073
Accounts payable	**(23,655)**	(1,225,646)
Amounts due to related parties	**(13,709)**	(179,067)
Employee compensation and welfare payable	**(1,233,377)**	(942,330)
Customer deposits payable	**443,771**	1,915,630
Contract liabilities	**1,474,217**	783,209
Lease liabilities	**2,604,335**	1,095,779
Accrued expenses and other current liabilities	**1,019,760**	59,016
Income taxes payable	**205,121**	(303,152)
Other liabilities	**(51,105)**	(838)
Net cash provided by operating activities	**7,431,689**	3,808,031

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Cash flows from investing activities:		
Purchases of short-term investments	**(11,580,535)**	(24,977,548)
Maturities of short-term investments	**26,606,219**	27,161,071
Cash paid for business combinations, net of cash acquired	**(9,174)**	(3,111,472)
Proceeds from disposal of subsidiaries, property, plant and equipment and long-lived assets	**8,097**	9,582
Purchases of property, plant and equipment and intangible assets	**(277,732)**	(313,364)
Financing receivables originated	**(12,452,312)**	(4,720,182)
Collections of financing receivables principal	**12,489,166**	4,913,167
Purchases of long-term held-to-maturity debt investments	**(1,301,184)**	–
Purchases of available-for-sale debt investments	**–**	(1,242,573)
Purchases of other long-term investments	**(6,033,017)**	(9,255,560)
Maturities of long-term held-to-maturity debt investments	**7,812**	–
Proceeds from disposal of other long-term investments	**163,367**	235,850
Loans to related parties	**(47,000)**	(50,124)
Repayments of loans from related parties	**59,907**	12,834
Net cash provided by (used in) investing activities	**7,633,614**	(11,338,319)
Cash flows from financing activities:		
Repurchase of ordinary shares	**(2,748,108)**	–
Proceeds from issuance of ordinary shares upon exercise of share option	**1**	2
Proceeds from short-term borrowings	**–**	140,000
Repayments of short-term borrowings	**(121,500)**	(43,330)
Proceeds from funding debts	**–**	133,400
Repayments of funding debts	**–**	(194,200)
Net cash provided by (used in) financing activities	**(2,869,607)**	35,872
Effect of exchange rate change on cash, cash equivalents and restricted cash	**22,137**	142,610
Net increase (decrease) in cash and cash equivalents and restricted cash	**12,217,833**	(7,351,806)
Cash, cash equivalents and restricted cash at the beginning of the period		
Including:		
Cash and cash equivalents at the beginning of the period	**19,413,202**	20,446,104
Restricted cash at the beginning of the period	**6,181,057**	6,286,105
Total	**25,594,259**	26,732,209

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Cash, cash equivalents and restricted cash at the end of the period		
Including:		
Cash and cash equivalents at the end of the period	**31,750,204**	12,379,043
Restricted cash at the end of the period	**6,061,888**	7,001,360
Total	**37,812,092**	19,380,403
Supplemental disclosures:		
Cash paid for income taxes	**(1,177,588)**	(752,695)
Cash paid for interest	**(9,904)**	(5,760)
Non-cash investing activities		
Changes in accounts payable related to property, plant and equipment and intangible assets addition	**9,225**	(92,295)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION

(a) Principle activities, subsidiaries and VIEs

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the "VIE"s) and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

As of June 30, 2023, the details of the Company's major subsidiaries and consolidated VIEs (inclusive of the VIEs' subsidiaries) are as follows:

Name	Place and date of incorporation or acquisition	Registered／Issued and paid-up Capital ('000)	Percentage of director or indirector economic ownership	Principal activities and place of operation
Subsidiaries				
Beike Group (Cayman) Limited	Cayman Island, August 6, 2018	USD6,000,010	100%	Investment holding in Cayman Island
Beike Group (BVI) Limited	British Virgin Islands, July 12, 2018	USD10	100%	Investment holding in British Virgin Islands
Sharehome HK International Limited	Hong Kong, December 16, 2016	HKD1,000	100%	Investment holding in Hong Kong
Beike (Tianjin) Investment Co., Ltd. ("Beike Tianjin")	PRC, September 29, 2018	USD500,000	100%	Investment holding in the PRC
Jinbei (Tianjin) Technology Co., Ltd. ("Jinbei Technology")	PRC, August 22, 2018	USD100	100%	Investment holding in the PRC
Beike Jinke (Tianjin) Technology Co., Ltd. ("Beike Jinke")	PRC, October 30, 2018	USD5,000	100%	Investment holding in the PRC
Lianjia (Tianjin) Enterprise Management Co., Ltd. ("Lianjia Enterprise Management")	PRC, August 13, 2018	RMB209,539	100%	Investment holding in the PRC
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. ("Lianjia Zhidi")	PRC, July 25, 2005	RMB10,000	100%	Agency service in the PRC

1. ORGANIZATION (continued)

(a) Principle activities, subsidiaries and VIEs (continued)

Name	Place and date of incorporation or acquisition	Registered／ Issued and paid-up Capital ('000)	Percentage of director or indirector economic ownership	Principal activities and place of operation
Deyou Real Estate Agency Co., Ltd. ("Deyou Real Estate Agency")	PRC, September 5, 2002	RMB50,000	100%	Agency service in the PRC
Beike Zhaofang (Beijing) Technology Co., Ltd. ("Beike Zhaofang")	PRC, August 3, 2015	RMB10,000	100%	Research and development in the PRC
Beike Technology Co., Ltd.	PRC, June 28, 2017	RMB100,000	100%	Research and development in the PRC
Consolidated VIEs				
Beijing Lianjia Real Estate Brokerage Co., Ltd. ("Beijing Lianjia") (i)	PRC, September 30, 2001	RMB19,369	100%	Mobile application development and operation in the PRC
Beijing Yiju Taihe Technology Co., Ltd. ("Yiju Taihe")	PRC, July 23, 2010	RMB753,036	100%	Holding company of licensed financial business in the PRC
Tianjin Xiaowu Information & Technology Co., Ltd. ("Tianjin Xiaowu")	PRC, November 14, 2017	RMB10,000	100%	Mobile application and webpage development and operation in the PRC
Subsidiaries of VIEs				
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	PRC, November 10, 2006	RMB1,300,000	100%	Financing guarantee in the PRC
Beijing Ehomepay Technologies Co., Ltd.	PRC, August 8, 2013	RMB100,000	100%	Third party payment in the PRC

(i) The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. And the Company depends on a series of contractual arrangements to provide its subsidiary with a "controlling financial interest" (as defined in FASB ASC 810) in the remaining 70% equity interest in Beijing Lianjia, making it a consolidated VIE.

(ii) The English names of the subsidiaries and VIEs incorporated in the PRC represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(b) VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group ("Nominee Shareholders"). The Group depends on a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group's relevant PRC subsidiaries' options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group's consolidated financial statements.

Summary of Financial Information of the VIEs

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.5 billion and RMB2.5 billion as of June 30, 2023 and December 31, 2022, as well as certain non-distributable statutory reserves amounting to approximately RMB109.3 million and RMB109.3 million as of June 30, 2023 and December 31, 2022. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs' subsidiaries, and the consolidated trusts as discussed in Note 2.11) taken as a whole, which were included in the Group's consolidated financial statements with intercompany transactions among the consolidated VIEs eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of June 30, 2023 and December 31, 2022 and the operation results for the six months ended June 30, 2023 and 2022.

1. ORGANIZATION (continued)

(b) VIE Companies (continued)

Summary of Financial Information of the VIEs (continued)

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Cash and cash equivalents	2,041,090	1,873,989
Restricted cash	4,483,366	3,806,783
Short-term investments	122,968	447,583
Short-term financing receivables, net	612,290	645,884
Accounts receivable and contract asset, net	32,137	23,374
Amounts due from and prepayments to related parties	330,027	335,067
Loan receivables from related parties	–	20,000
Prepayments, receivables and other assets	348,452	391,727
Amounts due from non-VIE subsidiaries of the Group	3,576,050	3,041,482
Total current assets	**11,546,380**	10,585,889
Property, plant and equipment, net	76,044	82,753
Right-of-use assets	109	73
Intangible assets, net	30,020	33,786
Goodwill	7,522	7,522
Other non-current assets	57,173	66,128
Total non-current assets	**170,868**	190,262
Total assets	**11,717,248**	10,776,151

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(b) VIE Companies (continued)

Summary of Financial Information of the VIEs (continued)

	As of June 30, 2023 RMB (in thousands)	As of December 31, 2022 RMB
Accounts payable	58,758	62,910
Amounts due to related parties	586	822
Employee compensation and welfare payable	346,021	386,874
Customer deposits payable	3,738,652	2,915,103
Income taxes payable	46,809	50,383
Lease liabilities current portion	345	369
Contract liabilities	4,852	5,572
Accrued expenses and other current liabilities	160,012	199,443
Amounts due to non-VIE subsidiaries of the Group	3,412,252	3,432,642
Total current liabilities	**7,768,287**	7,054,118
Deferred tax liabilities	4,136	4,483
Lease liabilities non-current portion	20	23
Total non-current liabilities	**4,156**	4,506
Total liabilities	**7,772,443**	7,058,624

	For the Six Months Ended June 30, 2023 RMB (in thousands)	2022 RMB
Total net revenues from third parties	310,353	215,274
Total net revenues from non-VIE subsidiaries of the Group	134,247	90,600
Total net revenues	444,600	305,874
Net income	227,278	37,213
Net cash provided by (used in) operating activities	1,050,286	(65,218)
Net cash provided by (used in) investing activities	386,653	(21,675)
Net cash used in financing activities	(593,255)	(480,902)
Net increase (decrease) in cash, cash equivalents and restricted cash	843,684	(567,795)

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers", which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU No. 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions", which clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The standard also requires certain disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information.

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, as necessary for the fair statement of the Company's financial position as of December 31, 2022 and June 30, 2023, and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 have been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year or for any future period. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of these unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the Board of directors, to cast a majority of votes at the meeting of the Board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statement of comprehensive income (loss) from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4 Use of estimates

The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) incremental borrowing rate used to account for leases, (viii) valuation of intangible asset arising from business combination transaction, (ix) provision for income tax and valuation allowance for deferred tax assets, and (x) liabilities related to employee welfare benefits. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Foreign currencies and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars ("US$") and the functional currency of the PRC entities in the Group is RMB. The Company's subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain (loss) in the consolidated statement of comprehensive income (loss).

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical exchange rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income (loss) in the condensed consolidated statement of comprehensive income (loss).

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Fair value measurements (continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheet. In accordance with Accounting Standards Codification ("ASC") 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statement of cash flows.

The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

2.9 Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. For equity classified securities, in accordance with ASC 825-"Financial Instruments", the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statement of comprehensive income (loss).

The Group also holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments — Debt Securities ("ASC 320"). The Group classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity investments include debt instruments issued by private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Short-term investments (continued)

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statement of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2023, and December 31, 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2.10 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers and agents from the platform. Starting from January 1, 2020, the Group adopted ASC 326 and assesses the accounts receivable and establishes a reserve to reflect the net amount expected to be collected. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables

The Group generates financing receivables by providing personal credit loans to property buyers, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts ("Trusts"), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or other third-party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810-"Consolidation".

Therefore, the loans funded by the consolidated Trusts are recorded as the Group's financing receivables. The proceeds received from the third-party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing services to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables (continued)

Allowance for credit losses

Starting from January 1, 2020, the Group adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Group's estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's finance receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the six months period ended June 30, 2023 and 2022, the amount of interest income recognized on non-accrual financial assets was insignificant.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12   Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either current or non-current other assets or accrued expenses and other current liabilities or other long-term liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated income (loss) statement or in other comprehensive income (loss) depending on the use of the derivatives and whether they qualify for hedge accounting. The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in interest rates and foreign currency rates. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in fair value changes in investments, net in the consolidated statement of comprehensive income (loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

For the six months period ended June 30, 2023 and 2022, nil and RMB0.4 million of changes in fair value were recorded in fair value changes in investments, net, respectively.

2.13   Inventories

Inventories, which mainly consist of materials for home renovation business and furniture, electronic and home appliances products available for sale, are valued at the lower of moving weighted average cost or net realizable value. As of June 30, 2023 and December 31, 2022, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory. Inventory is included in the prepayments, receivables and other assets line item in the Balance Sheets.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

- Office building   20-40 years
- Vehicles   4 years
- Computer equipment   3-5 years
- Furniture and office equipment   3-5 years
- Leasehold improvement   lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive income (loss).

2.15 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

- Software   3-10 years
- Trademarks and domain names   3-10 years
- Customer relationships   3-5 years
- Non-competition agreements   3-5 years
- Advertising resources   5 years
- Licenses   6-10 years

The Group considers the factors listed in ASC 350-30-35-3 when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15 Intangible assets, net (continued)

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.16 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group early adopted ASU No. 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments

(i) Equity investments accounted for using the equity method

In accordance with ASC 323–"Investment — Equity Method and Joint Ventures", the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity's common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity's common stock.

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into the consolidated statement of comprehensive income (loss) after the date of acquisition. When the Group's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statement of comprehensive income (loss).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(ii) *Investments accounted for at fair values*

The Group adopted ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU No. 2016-01") for all periods presented. Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statement of comprehensive income (loss). For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825-"Financial Instruments". Changes in the fair value of these investments are reflected on the consolidated statement of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(iii) *Equity investments measured at measurement alternative and NAV practical expedient*

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment ("NAV practical expedient").

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(iii) *Equity investments measured at measurement alternative and NAV practical expedient (continued)*

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

(iv) *Long-term time deposits*

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the long-term time deposits at amortized cost less allowance for credit losses.

(v) *Held-to-maturity debt investments*

Long-term held-to-maturity debt investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statement of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2023 and December 31, 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(vi) Available-for-sale debt investments

Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments—Credit Losses ("ASC 326"). The Group adopted ASC 326 on January 1, 2020, on a modified retrospective basis. Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statement of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Leases

(i) Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(ii) The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction closing service centers, home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally from 44 to 47 years, or the estimated usage periods or the terms of the agreements. For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group's leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Leases (continued)

(ii) The Group as a lessee (continued)

Under a lease, the lessees are required to recognize right-of-use assets and lease liabilities. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group's obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group's leases is not readily determinable, the Group uses the incremental borrowing rate ("IBR") to determine the present value of the future lease payments.

The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term with a similar security.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

(iii) The Group as a lessor

The Group generates revenues from rental property management services as a lessor. The Group sources houses from homeowners, subleases the houses or separate rooms to tenants, and provides operational management services such as maintenance. Leases for which the Group is a lessor are classified as operating leases. The terms of the agreements with tenants are generally one year, and rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset arising from the head lease.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.20 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in "Treasury shares" on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings.

2.21 Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises ("FIEs") established in the PRC, the Group's subsidiaries registered as WFOEs have to make appropriations from their annual after-tax profits as determined under generally accepted accounting principles in the PRC ("PRC GAAP") to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs' subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Statutory reserves (continued)

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended June 30, 2023 and 2022, profit appropriation to general reserve fund and statutory surplus fund for the Group's entities incorporated in the PRC was approximately nil and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.22 Revenue recognition

The Group applied ASC 606-"Revenue from Contracts with Customers" for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group's customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax ("VAT").

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group's own Lianjia brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to complete transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent's role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform's payment system.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Existing home transaction services (continued)

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to complete the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to complete the housing transactions, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using the Group's ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group's franchise brands such as the Deyou brand; and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through the Group's transaction center.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Existing home transaction services (continued)

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home agency service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its agency services contracts with the real estate developers and splits commissions with these brokerage firms. The Group is considered as the principal agent for the agency service contracts signed with the developers as it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling agency services pursuant to the new home agency service contracts signed with the real estate developers. Accordingly, the Group accounts for such agency service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

Home renovation and furnishing services

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the customer controls the house that is being enhanced by the renovation services provided by the Group. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Company of either a delivery note when delivery has been completed or a customer confirmation that the installation process is complete.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Emerging and other services

The Group generates revenues from emerging and other services such as rental property management services, financial services and other newly developed businesses.

Rental property management services revenues are primarily derived from the leasing operation services for homeowners and tenants. The Group sources houses from homeowners, subleases the rooms to tenants, and provides operational management services such as maintenance. The terms of the agreements with tenants are generally one year. See the details of rental income recognition policy in Note 2.18 Leases — (iii) The Group as a lessor.

Service fees for financial services and other newly developed business are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group's performance and the customer's payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services, and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. RMB2,039.7 million of revenue recognized for the six months ended June 30, 2023 was included in the contract liability balance as of January 1, 2023. The contract liabilities of the Group as of June 30, 2023 and December 31, 2022 are listed in the table below.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Contract Balances (continued)

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Contract liabilities:		
Existing home transaction services	187,096	174,472
New home transaction services	1,058,319	1,119,534
Home renovation and furnishing services	2,604,401	1,488,294
Emerging and other services	884,670	477,969
Total	**4,734,486**	3,260,269

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in "Prepaid expenses and other current assets" if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of June 30, 2023 and December 31, 2022, the balance of capitalized costs of obtaining contracts with customers was RMB247.8 million and RMB155.6 million. For the six months ended June 30, 2023 and 2022, the Group recognized amortization of RMB207.4 million and RMB53.8 million respectively as "Sales and marketing expenses".

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the six months ended June 30, 2023 and 2022, advertising expenses recognized in the unaudited condensed consolidated statement of comprehensive income (loss) were RMB860.1 million and RMB612.8 million, respectively.

2.24 Share-based compensation

The Group grants share options, restricted shares and restricted share units ("RSUs") to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-"Compensation — Stock Compensation".

Employees' share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company's share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.25 Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740-"Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the six months ended June 30, 2023 and 2022. The Group did not have any significant unrecognized uncertain tax positions for the six months ended June 30, 2023 and 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.26 Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was a (decrease)／increase in employee welfare benefit expenses of RMB(609.9) million and RMB491.5 million for the six months ended June 30, 2023 and 2022, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision's net impact, were approximately RMB0.72 billion and RMB1.49 billion for the six months ended June 30, 2023 and 2022, respectively.

2.27 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property, plant and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2.28 Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.28 Net income (loss) per share (continued)

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares, the conversion of the convertible preferred shares (using the if-converted method) and options to purchase ordinary shares (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.29 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains (losses) on available-for-sale investments, net of reclassification.

2.30 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.31 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in four operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing services and (iv) Emerging and other services.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.32 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.33 Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statement of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the six months ended June 30, 2023 and 2022, the Group recognized government grants of approximately RMB354 million and RMB397 million, respectively, in other income, net in the unaudited condensed consolidated statement of comprehensive income (loss).

2.34 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the six months ended June 30, 2023 and 2022.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.34 Concentration and risks (continued)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of June 30, 2023 and December 31, 2022, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of June 30, 2023, and December 31, 2022, only one customer's total receivable amounting to RMB783 million and RMB788 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable are measured for credit loss based on present value of future expected the fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. A portion of accounts receivable due from real estate developers is secured by a commercial properties as collateral. Repayment of accounts receivable secured by properties may depends on the successful auction of the collateralized properties. Consequently, repayment of such accounts receivable may be affected by adverse conditions in the real estate market or economy.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.34 Concentration and risks (continued)

Concentration of credit risk (continued)

The expected credit loss rates for accounts receivable and contract assets are 34.00% and 33.41% as of June 30, 2023 and December 31, 2022, respectively. The expected credit loss rates for financing receivables are 18.13% and 17.28% as of June 30, 2023 and December 31, 2022, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 7.93% and 8.24% as of June 30, 2023 and December 31, 2022, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB48.6 billion and RMB47.0 billion as of June 30, 2023 and December 31, 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5.1% for the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Cash and cash equivalents (i):		
Cash	29,935,379	18,641,806
Cash equivalents	1,814,825	771,396
Restricted cash (ii):		
Current	6,061,888	6,181,057
Total cash, cash equivalents and restricted cash	37,812,092	25,594,259

(i)   Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the six months ended June 30, 2023 and 2022 are 4.41% and 2.01%, respectively.

(ii)   The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 85.92%, 13.97%, 0% and 0.11% as of June 30, 2023; 77.42%, 12.39%, 10.01%, and 0.18% as of December 31, 2022, respectively.

4. SHORT-TERM INVESTMENTS

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	3,427,109	3,911,410
Wealth management products	17,035,509	26,491,683
Short-term held-to-maturity debt investments	1,017,766	3,631,732
Available-for-sale debt investments	1,425,832	1,380,668
Listed equity securities	46,051	70,415
Total	22,952,267	35,485,908

4. SHORT-TERM INVESTMENTS (continued)

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or long-term bank deposits with a maturity date within one year.

The Group's wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net and fair value changes in investments, net in the consolidated statement of comprehensive income (loss).

Held-to-maturity debt investments include debt instruments issued by financial institutions with maturities of less than one year for which the Group has the positive intent and ability to hold those securities to maturity.

Available-for-sale debt investments in short-term investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which the Group intends to sell in the near term.

Listed equity securities in short-term investments are equity securities the Group intends to sell in the near term.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

4. SHORT-TERM INVESTMENTS (continued)

Held-to-maturity debt investments as of June 30, 2023 are shown as below, which would be due within one year:

	As of June 30, 2023			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	1,017,766	–	(16,461)	1,001,305

Available-for-sale debt investments as of June 30, 2023 are shown as below:

	As of June 30, 2023			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Fair value RMB
		(in thousands)		
Available-for-sale debt investments	1,437,251	–	(11,419)	1,425,832

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Current:		
Advances to suppliers	824,949	618,694
Deposits paid to real estate developers (i)	475,691	530,308
Prepaid rental and other deposits	1,421,018	1,243,443
Staff advances	69,601	68,035
Receivables from escrow account	17,256	34,118
Interest receivables	120,642	11,035
VAT-input deductible	728,125	660,104
Prepaid income tax	90,253	108,972
Inventories	141,615	127,558
Capitalized costs of obtaining contracts	247,806	155,636
Others	592,046	499,940
Total	4,729,002	4,057,843
Non-current:		
Deferred tax assets	856,958	856,958
Others	170,889	175,293
Total	1,027,847	1,032,251

(i) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
New home transaction services	4,427,643	5,406,009
Existing home transaction services	444,713	385,231
Home renovation and furnishing services	103,418	103,641
Emerging and other services	206,678	131,959
Accounts receivable	5,182,452	6,026,840
Allowance for credit losses	(1,713,953)	(1,951,419)
Accounts receivable, net	3,468,499	4,075,421

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The contract assets are mainly related to the Group's home renovation business. The Group's timing of revenue recognition may differ from the timing of invoicing to customers. The Group's contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Contract assets－gross	268,438	224,660
Allowance for credit losses	(139,245)	(137,059)
Contract assets, net	129,193	87,601

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,	
	2023 RMB	2022 RMB
	(in thousands)	
Balance at the beginning of the period	(1,951,419)	(2,151,271)
Reversal／(Additions)	32,991	(170,832)
Write-offs	204,475	29,751
Balance at the end of the period	(1,713,953)	(2,292,352)

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
– Up to 3 months	2,125,875	2,389,431
– 3 months to 1 year	897,386	1,161,639
– over 1 year	2,159,191	2,475,770
Accounts receivable	5,182,452	6,026,840
Less: allowance for credit losses	(1,713,953)	(1,951,419)
Accounts receivable, net	3,468,499	4,075,421

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of June 30, 2023 and December 31, 2022 consisted of the following:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Short-term:		
Financing receivables from consolidated Trusts	596,999	623,872
Financing receivables from micro-loan platforms	172,797	182,779
Total short-term financing receivables	769,796	806,651
Allowance for credit losses	(139,562)	(139,427)
Total short-term financing receivables, net	630,234	667,224

These balances represent short-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers, all of which are due within one year as of June 30, 2023 and December 31, 2022.

7. FINANCING RECEIVABLES, NET (continued)

Finance Receivables — Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020, the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control.

The activities in the provision for credit losses for the six months ended June 30, 2023 and 2022, respectively, consisted of the following:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Beginning balance	**(139,427)**	(131,762)
Provisions	**(135)**	(1,962)
Ending balance	**(139,562)**	(133,724)

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 16.23% and 15.50% as of June 30, 2023 and December 31, 2022.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 45.21% and 42.95% as of June 30, 2023 and December 31, 2022.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 23.42% and 22.52% as at June 30, 2023 and December 31, 2022, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

7. FINANCING RECEIVABLES, NET (continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2018 and before	–	–	–	–	32,037	32,037	–	32,037
2019	–	–	–	–	19,931	19,931	–	19,931
2020	–	–	–	–	19,023	19,023	–	19,023
2021	–	–	–	–	57,261	57,261	–	57,261
2022	2,980	–	–	2,963	834	6,777	619,209	625,986
Subtotal	2,980	–	–	2,963	129,086	135,029	619,209	754,238
Non-property transaction related business								
2018 and before	–	–	–	–	3,954	3,954	–	3,954
2019	82	804	4,447	15,547	13,220	34,100	–	34,100
2020	–	–	3	–	4,466	4,469	11	4,480
2021	–	–	–	3	3,286	3,289	5,800	9,089
2022	44	108	55	544	39	790	–	790
Subtotal	126	912	4,505	16,094	24,965	46,602	5,811	52,413
December 31, 2022	3,106	912	4,505	19,057	154,051	181,631	625,020	806,651
Property transaction related business								
2019 and before	–	–	–	–	51,968	51,968	–	51,968
2020	–	–	–	–	16,776	16,776	–	16,776
2021	–	–	–	–	55,977	55,977	–	55,977
2022	–	–	–	230	3,740	3,970	–	3,970
2023	1,560	273	1,006	–	–	2,839	587,709	590,548
Subtotal	1,560	273	1,006	230	128,461	131,530	587,709	719,239
Non-property transaction related business								
2019 and before	–	–	–	–	36,652	36,652	–	36,652
2020	–	–	–	–	4,328	4,328	–	4,328
2021	2,000	–	–	2,000	3,119	7,119	1,800	8,919
2022	–	–	–	–	658	658	–	658
2023	–	–	–	–	–	–	–	–
Subtotal	2,000	–	–	2,000	44,757	48,757	1,800	50,557
June 30, 2023	3,560	273	1,006	2,230	173,218	180,287	589,509	769,796

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Office building	692,600	707,693
Vehicles	20,554	21,821
Computer equipment	1,038,377	1,049,049
Furniture and office equipment	356,995	387,781
Leasehold improvement	2,524,360	2,444,146
Construction in progress	248,290	194,803
Total	4,881,176	4,805,293
Less: accumulated depreciation	(2,948,378)	(2,749,468)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	1,913,526	2,036,553

Depreciation expenses recognized for the six months ended June 30, 2023 and 2022 amounted to RMB384.8 million and RMB468.0 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Software	115,141	116,229
Trademarks and domain names	1,195,212	1,194,482
Customer relationships	–	4,080
Non-competition agreements	460	1,300
Advertising resources	2,529,030	2,437,610
License	349,912	349,912
Total	4,189,755	4,103,613
Less: accumulated amortization	(2,544,378)	(2,158,991)
Less: accumulated impairment	(256,513)	(257,646)
Net book value	1,388,864	1,686,976

Amortization expenses recognized for the six months ended June 30, 2023 and 2022 amounted to RMB309.9 million and RMB271.5 million, respectively.

10. LEASES

(a) The Group as a lessee

The Group has operating leases for sales stores (including brokerage sales stores, transaction closing service centers, and home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of "Right-of-use assets", "Lease liabilities current portion", and "Lease liabilities non-current portion" on consolidated balance sheets.

The components of lease cost for the six months ended June 30, 2023 and 2022 were listed as follows:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Operating lease cost	3,189,838	1,788,812
Short-term lease cost	23,603	16,804
Total	**3,213,441**	1,805,616

Supplemental cash flows information related to leases was as follows:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	3,233,009	1,503,596
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	6,667,276	3,994,894

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

10.   LEASES (continued)

(a)   The Group as a lessee (continued)

Supplemental balance sheet information related to leases was as follows:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Operating leases		
Store leases	5,398,027	5,269,031
Administrative office leases	600,810	629,724
Leases of rental property management services	7,879,488	5,300,127
Land use rights	84,215	85,188
Total operating lease assets	**13,962,540**	11,284,070
Operating lease liabilities, current	6,755,785	4,972,345
Operating lease liabilities, non-current	7,420,825	6,599,930
Total operating lease liabilities	**14,176,610**	11,572,275

	For the Six Months Ended June 30, 2023	2022
Weighted-average remaining lease term (in years)		
Operating leases	2.70	3.25
Land use right	43.68	44.68
Weighted-average discount rate		
Operating leases	4.4%	4.7%
Land use right	4.7%	4.7%

10. LEASES (continued)

(a) The Group as a lessee (continued)

Maturities of lease liabilities were as follows:

	As of June 30, 2023 RMB (in thousands)
Remainder of 2023	3,662,529
2024	6,205,289
2025	3,084,341
2026	956,402
2027	447,847
2028	203,706
Thereafter	330,015
Total undiscounted lease payments	14,890,129
Less: imputed interest	(713,519)
Total lease liabilities	14,176,610

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

10. LEASES (continued)

(b) The Group as a lessor

Maturities of undiscounted lease payments to be received were as follows:

	As of June 30, 2023 RMB (in thousands)
Remainder of 2023	1,997,624
2024	1,274,137
2025	222,365
2026	22,286
2027	7,269
2028	5,279
Thereafter	12,980
Total undiscounted lease payments	**3,541,940**

Lease income for the six months ended June 30, 2023 and 2022 were as follows, which are included in in the emerging and other services line item in Statement of Comprehensive income (loss):

	For the Six Months Ended June 30,	
	2023 RMB	2022 RMB
	(in thousands)	
Operating lease income	1,940,998	361,145
Total lease income	**1,940,998**	**361,145**

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Investments in equity method investees	415,986	370,985
Investments accounted for at fair values	664,480	1,063,689
Equity investments measured under measurement alternative and NAV practical expedient	164,127	152,645
Long-term time deposits	16,010,080	11,064,516
Held-to-maturity debt investments	1,464,679	147,529
Available-for-sale debt investments	5,288,302	5,126,289
Total long-term investments	**24,007,654**	17,925,653

Investments in equity method investees

Balance at December 31, 2021	430,292
Investments made	3,188
Income from investment	31,470
Disposal of investment	(102,894)
Dividend received	(14,186)
Acquired in a business combination	45,661
Balance at June 30, 2022	393,531

Balance at December 31, 2022	370,985
Investments made	58,594
Income from investment	14,475
Disposal of investment	(15,201)
Dividend received	(12,867)
Balance at June 30, 2023	415,986

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Investments in equity method investees (continued)

For the six months ended June 30, 2023, the Group made RMB58.6 million new investments under the equity method. During the six months ended June 30, 2023, the Group disposed investments in certain equity method investees at approximately RMB15.2 million, which approximated their carrying value.

No impairment was recorded for equity method investments for the six months ended June 30, 2023.

Investments accounted for at fair values

Investments accounted for at fair values include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities which use significant unobservable inputs to measure the fair value on recurring basis, (iii) long-term loan receivables accounted for under the fair value option method of accounting, and (iv) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825-"Financial Instruments".

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis	Gross unrealized gains	Gross unrealized losses	Exchange adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB
			(in thousands)		
Marketable securities (i)	96,848	–	(63,678)	3,964	37,134
Unlisted equity securities (ii)	220,035	442	(135,805)	–	84,672
Loan receivables measured at fair value (ii)	32,532	2	(28,651)	–	3,883
Wealth management product (iii)	937,500	500	–	–	938,000
Balance at December 31, 2022	1,286,915	944	(228,134)	3,964	1,063,689
Marketable securities (i)	**96,848**	**–**	**(64,797)**	**5,612**	**37,663**
Unlisted equity securities (ii)	**212,626**	**107**	**(128,914)**	**–**	**83,819**
Loan receivables measured at fair value (ii)	**29,835**	**–**	**(28,637)**	**–**	**1,198**
Wealth management product (iii)	**537,500**	**4,300**	**–**	**–**	**541,800**
Balance at June 30, 2023	**876,809**	**4,407**	**(222,348)**	**5,612**	**664,480**

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair values (continued)

(i) Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii) Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited ("IFM")

In October 2017, the Group purchased 10% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40 million with maturity period of 30 months and interest rate per annum of 12%. The convertible notes were convertible into IFM's preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

In 2019, the Group launched many incentive programs to incentivize real estate brokerage firms to join the Group's platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group's platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM's preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM's controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses.

As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statement of comprehensive income (loss). As of June 30, 2023, the Group held 37.6% in IFM. The equity investment in IFM and loan to IFM's controlling shareholder are both measured at fair value, the amount of which are RMB63.7 million and RMB1.2 million as of June 30, 2023, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in one private company focusing on home renovation business in the PRC and other private investment companies.

(iii) Wealth management products

As part of the Group's cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of June 30, 2023, and December 31, 2022, the carrying amount of the Group's investment in private equity fund was approximately RMB101.5 million and RMB91.0 million, respectively. During the six months ended June 30, 2023 and 2022, fair value changes recognized for this equity investment were RMB10.5 million and RMB(28.2) million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

The following table shows the details of investments in private companies accounted for under measurement alternative:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Yuanjing Mingchuang (i)	14,930	14,930
Others	47,735	46,710
Total equity investments measured under measurement alternative	**62,665**	61,640

(i)   Investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. ("Yuanjing Mingchuang")

On May 31, 2021, the Group acquired 29.16% equity interest in Yuanjing Mingchuang, a private company and a related party of the Group, which engaged in long-term apartment rental business in Shenzhen under the brand "V-town". The Group elected to use measurement alternative to account for the investment.

Due to the uncertainties arising from emergence of COVID-19 and soft regional economic outlook, management determined that impairment indicator existed as of June 30, 2022, and Group recorded an impairment loss of RMB201.8 million for the six months ended June 30, 2022. No impairment was recorded for Yuanjing Mingchuang for the six months ended June 30, 2023.

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient (continued)

As of June 30, 2023 and December 31, 2022, investments accounted for under measurement alternative were RMB62.7 million and RMB61.6 million, respectively. There was no upward adjustment identified by the management for the six months ended June 30, 2023 and 2022.

The total carrying value of investment in private companies accounted for under measurement alternative held as of June 30, 2023 and December 31, 2022 were as follows:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Initial cost basis	843,810	835,790
Cumulated unrealized losses (including impairment)	(781,145)	(774,150)
Total carry value	**62,665**	61,640

During the six months ended June 30, 2023, RMB9.3 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's unaudited condensed consolidated statement of comprehensive income (loss). Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term time deposits

The Group's long-term time deposits include long-term time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of June 30, 2023, deposits were denominated in RMB amounting to approximately RMB16.0 billion, among which RMB910.1 million, RMB9,926.5 million and RMB5,173.5 million will be matured in 2024, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Held-to-maturity debt investments

During the six months ended June 30, 2023, the Group recorded interest income from its long-term held-to-maturity debt investments of RMB15.5 million in the unaudited condensed consolidated statement of comprehensive income (loss). Long-term held-to-maturity debt investments as of June 30, 2023 are shown as below, which would be due in 1 to 2 years:

	As of June 30, 2023			
	Cost or Amortized cost RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	1,464,679	2,900	(11,583)	1,455,996

The following table summarizes the amortized cost of held-to-maturity debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Due in 1 year through 5 years	1,464,679	147,529
Total	**1,464,679**	147,529

Available-for-sale debt investments

The Group's available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which have no contractual maturity date. As of June 30, 2023, RMB5,288.3 million available-for-sale debt investments were held by the Company. Available-for-sale debt investments as of June 30, 2023 are shown as below:

	As of June 30, 2023			
	Cost or Amortized cost RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Fair value RMB
		(in thousands)		
Available-for-sale debt investments	5,661,512	–	(373,210)	5,288,302

11. LONG-TERM INVESTMENTS, NET (continued)

Available-for-sale debt investments (continued)

The following table summarizes the Group's gross unrealized losses and fair values for available-for-sale investments in an unrealized loss position as of June 30, 2023.

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value RMB	Unrealized Losses RMB	Fair Value RMB	Unrealized Losses RMB	Fair Value RMB	Unrealized Losses RMB
			(in thousands)			
Additional Tier 1 Bonds	–	–	5,288,302	(373,210)	5,288,302	(373,210)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of June 30, 2023.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Due in 1 year through 5 years	5,288,302	5,126,289
Total	**5,288,302**	5,126,289

12. GOODWILL

For the six months ended June 30, 2023, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing services RMB	Total RMB
		(in thousands)		
Balance as of December 31, 2022	598,382	1,128,048	3,207,805	4,934,235
New additions (i)	**5,563**	**–**	**–**	**5,563**
Impairment provided (ii)	**(32,775)**	**–**	**–**	**(32,775)**
Balance as of June 30, 2023	**571,170**	**1,128,048**	**3,207,805**	**4,907,023**

(i)   During the six months ended June 30, 2023, the Group acquired two local real estate agency companies which primarily operated existing home transaction services under the Group's franchise brand, Deyou.

(ii)   During the six months ended June 30, 2023, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Management then performed quantitative impairment tests, utilizing income approach, discounted cash flow projections to assess the fair value of the reporting units. Based on the impairment assessments performed, management concluded that the goodwill attributable to certain reporting units, was impaired and accordingly, recorded goodwill impairment loss of RMB32.8 million, all of which is related to reporting units within the existing home transaction services segment. As of June 30, 2023, after the qualitative and quantitative impairment test, the carrying value of the goodwill that impaired during the six months ended June 30, 2023 was RMB1.0 million.

As of June 30, 2023, and December 31, 2022, the original gross amounts of goodwill were RMB6,468.4 million and RMB6,462.8 million, respectively, and accumulated impairment losses were RMB1,561.4 million and RMB1,528.6 million, respectively.

13. BORROWINGS

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Short-term borrowings	497,500	619,000
Total	**497,500**	619,000

As of June 30, 2023 and December 31, 2022, the contractual maturities of the borrowings are all within one year.

During the six months period ended June 30, 2023, the Group repaid RMB121.5 million of short-term borrowing. The Group did not enter into any new borrowing arrangement or draw from existing borrowing arrangements during the six months period ended June 30, 2023.

14. ACCOUNTS PAYABLE

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Payable related to new home transaction business	4,259,396	4,333,474
Payable for home renovation materials and construction costs	1,073,870	867,045
Payable for advertising fees	247,651	186,604
Payable for internet service fees	136,095	104,603
Payable for leasehold improvements	81,046	90,271
Others	12,382	261,324
Total	**5,810,440**	5,843,321

14. ACCOUNTS PAYABLE (continued)

An ageing analysis of the trade payable as at June 30, 2023 and December 31, 2022, based on the invoice date, is as follow:

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
– Up to 3 months	5,205,912	5,259,873
– 3 months to 1 year	376,449	270,846
– Over 1 year	228,079	312,602
Total	**5,810,440**	5,843,321

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Deposit related to new home transaction services	1,435,106	1,267,752
Deposit related to franchise services	1,045,204	956,121
Deposit related to home renovation and furnishing services	577,623	292,361
Other tax payables	280,345	272,610
Payable related to escrow accounts services (i)	103,131	116,025
Deferred guarantee revenue	31,768	32,618
Others	1,655,281	1,180,581
Total	**5,128,458**	4,118,068

(i) Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

16. OTHER INCOME, NET

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Investment income, net	278,760	466,372
Government grants	354,149	397,090
Net (loss) gain on disposal of property, equipment and intangible assets	(532)	460
Others	94,906	32,726
Total	**727,283**	896,648

17. INTEREST INCOME, NET

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Interest income	615,713	284,691
Interest expense	(9,845)	(5,990)
Bank charges	(4,211)	(5,057)
Others	569	(190)
Total	**602,226**	273,454

18. TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

18. TAXATION (continued)

The components of income (loss) before tax for the six months ended June 30, 2023 and 2022, are as follows:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Income (loss) before income tax expense		
Income (loss) from China operations	**6,935,014**	(750,847)
Loss from non-China operations	**(1,484,241)**	(1,115,240)
Total income (loss) before income tax expense	**5,450,773**	(1,866,087)

The following table summarizes the Group' income tax expenses and effective tax rates for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands, except for tax rate)	
Income (loss) before income tax expense	**5,450,773**	(1,866,087)
Income tax expense	**1,401,522**	619,255
Effective tax rate	**25.7%**	(33.2%)

During the six months ended June 30, 2023, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Included in:		
Cost of revenues	226,566	175,385
Sales and marketing expenses	77,481	59,559
General and administrative expenses	1,188,897	548,032
Research and development expenses	90,038	174,483
Total	**1,582,982**	957,459
Share-based compensation related to share options (a)	405,382	521,328
Share-based compensation related to restricted share units (b)	368,751	164,759
Share-based compensation related to restricted shares (c)	808,849	271,372
Total	**1,582,982**	957,459

There was no income tax benefit recognized in the unaudited condensed consolidated statement of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the six months ended June 30, 2023 and 2022.

(a)   Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Company adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

19. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

During the six months ended June 30, 2023, no share option was granted under 2018 Share Option Plan.

The following table summarizes activities of the Company's share options under 2018 Share Option Plan:

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11
Granted	4,073,400	0.00002	
Exercised	(15,196,168)	0.00002	
Forfeited or Cancelled	(6,956,426)	0.00002	
Outstanding as of June 30, 2022	74,653,490	0.00002	7.82

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30
Exercised	(9,759,699)	0.00002	
Forfeited or Cancelled	(1,779,216)	0.00002	
Outstanding as of June 30, 2023	**48,283,503**	**0.00002**	**6.90**

The total share-based compensation expenses recognized for share options during the six months ended June 30, 2023 and 2022 was RMB405.4 million and RMB521.3 million.

As of June 30, 2023, there was RMB1,121.1 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.7 years and may be adjusted for future changes in forfeitures.

19. SHARE–BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Company adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Company adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 37,712,316 restricted share units have been granted to employees of the Group during the six months ended June 30, 2023, which are generally scheduled to be vested over continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant–date fair value US$
Outstanding as of December 31, 2021	2,442,123	11.72
Granted	41,693,916	5.96
Vested	(24,735)	15.89
Forfeited or Cancelled	(2,546,130)	7.17
Outstanding as of June 30, 2022	41,565,174	6.22

	Number of RSU outstanding	Weighted average grant–date fair value US$
Outstanding as of December 31, 2022	41,502,498	6.08
Granted	37,712,316	6.28
Vested	(5,250,762)	5.99
Forfeited or Cancelled	(1,276,029)	6.45
Outstanding as of June 30, 2023	**72,688,023**	**6.19**

19. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units (continued)

2020 Share Incentive Plan (continued)

The total share-based compensation expenses recognized for restricted share units during the six months ended June 30, 2023 and 2022 was RMB368.8 million and RMB164.8 million.

As of June 30, 2023, there was RMB2,454.4 million of unrecognized compensation expense related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.2 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units during the six months ended June 30, 2023 and 2022 was RMB205.6 million and RMB2.5 million.

(c) Share-based compensations related to restricted shares

2022 Share Incentive Plan

In May 2022, the Company adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. Yongdong Peng, chairman and chief executive officer of the Company, and Mr. Yigang Shan, an executive director of the Company, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

— 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

— One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

19. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares (continued)

Shengdu Acquisition

On April 20, 2022, the Company completed the acquisition of Shengdu Home Renovation Co., Ltd. (together with its subsidiaries and affiliates, "Shengdu"). According to the acquisition agreements signed between the Group, Shengdu and Shengdu's original shareholders, the Company issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

The following table summarizes activities of the Company's restricted shares under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2021	–	–
Granted	170,008,293	4.38
Vested	–	–
Forfeited	–	–
Outstanding as of June 30, 2022	170,008,293	4.38

	Number of restricted shares outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2022	170,008,293	4.38
Granted	–	–
Vested	(42,022,105)	4.38
Forfeited	–	–
Outstanding as of June 30, 2023	**127,986,188**	**4.38**

The total share-based compensation expenses recognized for restricted shares during the six months ended June 30, 2023 and 2022 was RMB808.8 million and RMB271.4 million.

As of June 30, 2023, there was RMB2,954.4 million of unrecognized compensation expense related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.7 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the six months ended June 30, 2023 and 2022 was RMB1,197.0 million and nil.

20. ORDINARY SHARES

The Company has 25,000,000,000 ordinary shares authorized at a par value of US$0.00002, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights.

Class B Ordinary Shares shall only be held by Mr. Yongdong Peng and Mr. Yigang Shan (each of whom, a "Co-Founder") or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company.

20. ORDINARY SHARES (continued)

Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company.

In May 2022, the Board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, general mandate was obtained from the shareholders during Annual General Meeting.

During the six months period ended June 30, 2023, the Company repurchased 75,125,190 Class A ordinary shares from the open market with an aggregate purchase price of RMB2,748.1 million (US$387.7 million). The repurchased shares were recorded in the treasury stock account before cancellation. During the six months period ended June 30, 2023, the Company cancelled 47,119,047 Class A ordinary shares. Concurrent with the share cancellation, a total of 1,945,596 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio during the six months period ended June 30, 2023, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,356,871 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 588,725 Class B ordinary shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

21. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of June 30, 2023 and December 31, 2022:

	June 30, 2023 RMB	Fair value measurement at reporting date using		
		Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments (ii)				
Short-term time deposits	3,427,109	–	3,427,109	–
Held-to-maturity debt investments	1,001,305	–	1,001,305	–
Long-term investments (i)				
Long-term time deposits	16,010,080	–	16,010,080	–
Held-to-maturity debt investments	1,455,996	–	1,455,996	–
Fair value measurements on a recurring basis				
Short-term investments (ii)				
Listed equity securities	46,051	46,051	–	–
Wealth management products	17,035,509	–	14,103,164	2,932,345
Available-for-sale debt investments	1,425,832	–	1,425,832	–
Long-term investments (i)				
Equity investments without readily determinable fair value using NAV practical expedient (iii)	101,462			
Listed equity securities	37,663	37,663	–	–
Unlisted equity securities	83,819	–	–	83,819
Wealth management products	541,800	–	504,300	37,500
Loan receivables under fair value option	1,198	–	–	1,198
Available-for-sale debt investments	5,288,302	–	5,288,302	–
Total	**46,456,126**	**83,714**	**43,216,088**	**3,054,862**

21. FAIR VALUE MEASUREMENT (continued)

	December 31, 2022 RMB	Fair value measurement at reporting date using: Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments (ii)				
Short-term time deposits	3,911,410	–	3,911,410	–
Held-to-maturity debt investments	3,571,060	–	3,571,060	–
Long-term investments (i)				
Long-term time deposits	11,064,516	–	11,064,516	–
Held-to-maturity debt investments	138,485	–	138,485	–
Fair value measurements on a recurring basis				
Short-term investments (ii)				
Listed equity securities	70,415	70,415	–	–
Wealth management products	26,491,683	–	23,492,290	2,999,393
Available-for-sale debt investments	1,380,668	–	1,380,668	–
Long-term investments (i)				
Equity investments without readily determinable fair value using NAV practical expedient (iii)	91,005			
Listed equity securities	37,134	37,134	–	–
Unlisted equity securities	84,672	–	–	84,672
Wealth management products	938,000	–	900,500	37,500
Loan receivables under fair value option	3,883	–	–	3,883
Available-for-sale debt investments	5,126,289	–	5,126,289	–
Total	52,909,220	107,549	49,585,218	3,125,448

(i) Included in long-term investments on the Company's consolidated balance sheets;

(ii) Included in short-term investments on the Company's consolidated balance sheets;

(iii) Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

21. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the short-term wealth management products:

	For the Six Months Ended June 30, 2023 RMB (in thousands)
Fair value of short-term investments as of December 31, 2022 (Level 3)	2,999,393
Change in fair value (i)	53,201
Exchange adjustment	104,933
Disposal	(225,182)
Fair value of short-term investments as of June 30, 2023 (Level 3)	2,932,345

(i)   Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statement of comprehensive income (loss)

The following table summarizes the activities related to fair value of the unlisted equity securities:

	For the Six Months Ended June 30, 2023 RMB (in thousands)
Fair value of unlisted equity security as of December 31, 2022 (Level 3)	84,672
Change in fair value (i)	6,898
Disposal	(7,751)
Fair value of unlisted equity security as of June 30, 2023 (Level 3)	83,819

(i)   Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statement of comprehensive income (loss)

21. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the long-term wealth management products:

	For the Six Months Ended June 30, 2023 RMB (in thousands)
Fair value of wealth management products as of December 31, 2022 (Level 3)	37,500
Change in fair value (i)	–
Fair value of wealth management products as of June 30, 2023 (Level 3)	37,500

(i) Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statement of comprehensive income (loss)

The following table summarizes the activities related to fair value of the loan receivables under fair value option:

	For the Six Months Ended June 30, 2023 RMB (in thousands)
Fair value of loan receivables under fair value option as of December 31, 2022 (Level 3)	3,883
Cash collection	(2,699)
Change in fair value (i)	14
Fair value of loan receivables under fair value option as of June 30, 2023 (Level 3)	1,198

(i) Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statement of comprehensive income (loss)

21.   FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Recurring Basis

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Bank time deposits. Bank time deposits are valued based on the prevailing interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Loan receivables accounted for under the fair value option. The fair value of the loan receivables was estimated by using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility (Level 3).

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Unlisted equity securities. The fair value of the investee is estimated by applying the discounted cash flow approach and the guideline public company approach. For discounted cash flow approach, major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital, effective tax rates. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee's revenue. The Group classifies the valuation techniques that use these inputs as Level 3.

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, such as dealer quotes for similar instruments, the Group classifies the valuation techniques that use these inputs as Level 3.

21. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Recurring Basis (continued)

Available-for-sale debt investments. Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Held-to-maturity debt investments. Held-to-maturity debt investments were mainly debt instruments issued by financial institutions and private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses. The Group determines the fair value of the debt securities using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy.

Derivative instruments. Derivative instruments are mainly financial products issued by commercial bank linked to the forward exchange rate. Fair value is provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a change in those significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Group's privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

21. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Non-Recurring Basis (continued)

The Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of June 30, 2023 and December 31, 2022 certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended.

The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. No impairment was recorded for equity method investments for the six months ended June 30, 2023 and 2022. Impairment recorded for investments without readily determinable fair value for the six months ended June 30, 2023 and 2022 was RMB9.3 million and RMB251.0 million, respectively.

Non-financial assets. The Group's non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management's assessment amount to nil and RMB5.5 million, for the six months ended June 30, 2023 and 2022, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amount to RMB32.8 million and RMB70.8 million for the six months ended June 30, 2023 and 2022, respectively. The fair value of reporting units was determined using Level 3 inputs.

22. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

The Group operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing services, and emerging and other services. The following summary describes the operations in each of the Group's reportable segment:

(1)   Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group's transaction center.

(2)   New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

22. SEGMENT INFORMATION (continued)

(a) Description of segments (continued)

(3) Home renovation and furnishing services: The home renovation and furnishing services business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing services, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing services and compensation to sales professionals or renovation workers who are the Group's employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group's employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing services market are mainly to renovation workers who are the Group's employees or contractors. Material costs in home renovation and furnishing services market are mainly to suppliers according to corresponding contracts.

22. SEGMENT INFORMATION (continued)

(b) Segments data

The following tables present summary information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Net revenues:		
Existing home transaction services	**15,597,087**	11,686,265
New home transaction services	**17,099,714**	12,576,293
Home renovation and furnishing services	**4,032,830**	1,106,916
Emerging and other services	**3,032,370**	955,583
Total	**39,762,001**	26,325,057
Material costs, commission and compensation costs:		
Existing home transaction services	**(8,169,959)**	(7,331,729)
New home transaction services	**(12,462,059)**	(9,925,142)
Home renovation and furnishing services	**(2,825,059)**	(791,046)
Emerging and other services	**(2,341,202)**	(529,858)
Total	**(25,798,279)**	(18,577,775)
Contribution:		
Existing home transaction services	**7,427,128**	4,354,536
New home transaction services	**4,637,655**	2,651,151
Home renovation and furnishing services	**1,207,771**	315,870
Emerging and other services	**691,168**	425,725
Total	**13,963,722**	7,747,282

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

23. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group. For the six months ended June 30, 2023, as the Group is in a net profit position, stock options to purchase ordinary shares, restricted shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Group were nil on a weighted average basis. 7,924,221 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the six months ended June 30, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the Six Months Ended June 30,	
	2023	2022
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net income (loss) attributable to KE Holdings Inc.	**4,055,577**	(2,486,294)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	**4,055,577**	(2,486,294)

	For the Six Months Ended June 30,	
	2023	2022
	(RMB in thousands, except for share and per share data)	
Denominator:		
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	**3,555,127,466**	3,569,657,105
Adjustments for dilutive share options	**9,847,120**	–
Adjustments for dilutive restricted shares	**70,813,423**	–
Adjustments for dilutive restricted share units	**7,442,825**	–
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	**3,643,230,834**	3,569,657,105
Net income (loss) per share attributable to ordinary shareholders:		
– Basic	**1.14**	(0.70)
– Diluted	**1.11**	(0.70)

24. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the six months ended June 30, 2023 and 2022, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group which management or operating policies significantly influenced by a director of the Company
IFM Investments Limited ("IFM")	An affiliate company of the Group
Shengdu Home Renovation Co., Ltd. ("Shengdu")	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd ("Xinhewan")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Shengdu was considered as a related party of the Group from December 10, 2021. On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu became a consolidated subsidiary of the Group. Transactions between the Group and Shengdu from the period of December 10, 2021 to April 19, 2022 are disclosed as related party transactions.

Xinhewan was an affiliate company of the Group. On January 9, 2023, the Group terminated the investment in Xinhewan and Xinhewan was no longer a related party.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

24. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties:

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Online marketing services provided to Ziroom	**35,099**	44,577
Agency services provided to Ziroom	**21,237**	16,451
Platform services provided to IFM	**50,660**	31,020
Agency services and other services provided to Shengdu	**–**	8,700
Agency services provided to Yuanjing Mingde	**4,050**	3,166
Technical services provided to Tencent	**–**	745
Commission support services provided to brokerage firms	**338,101**	208,993
Platform and franchise services provided to brokerage firms	**11,462**	4,951
Others	**3,610**	633
Total	**464,219**	319,236

Agency services refer to services to facilitate home sales or leases. A certain percentage of commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

24. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

Platform services refer to the fees the Group charged for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's Deyou brand.

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Services provided by related parties		
Online marketing and technical services from Tencent	52,416	88,857
Rental and property management services from Yuanjing Mingde	4,656	13,048
Referral services from IFM	3,005	3,286
Services from Ziroom	5,687	2,898
Referral services from brokerage firms	472,652	269,702
Others	14,703	–
Total	**553,119**	377,791

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Referral services provided by related parties mainly refer to customer referrals from related parties.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

24. RELATED PARTY TRANSACTIONS (continued)

(i)   The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Other income		
Interest income from loans provided to IFM	2,533	–
Interest income from loans provided to Xinhewan	–	2,112
Interest income from loans provided to others	1,002	1,321
Total	**3,535**	3,433

(ii)   As of June 30, 2023 and December 31, 2022, the Group had the following lease balances and transactions with related parties:

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
	(in thousands)	
Operating Leases		
Store leases from Yuanjing Mingde	73,585	77,625
Administrative office leases from Ziroom	–	72
Administrative office leases from brokerage firms	68	–
Total operating lease assets	**73,653**	77,697
Operating lease liabilities, current from Yuanjing Mingde	4,395	4,284
Operating lease liabilities, current from Ziroom	–	26
Operating lease liabilities, current from brokerage firms	40	–
Operating lease liabilities, non-current from Yuanjing Mingde	73,223	75,449
Operating lease liabilities, non-current from brokerage firms	28	–
Total operating lease liabilities	**77,686**	79,759

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

24. RELATED PARTY TRANSACTIONS (continued)

(ii) (continued)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
	(in thousands)	
Operating lease cost from related parties		
Operating lease cost from Yuanjing Mingde	6,017	9,606
Operating lease cost from Ziroom	72	75
Operating lease cost from brokerage firms	14	–
Total	**6,103**	9,681

(iii) As of June 30, 2023 and December 31, 2022, the Group had the following balances with related parties:

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	349,523	345,212
IFM	2,816	7,400
Yuanjing Mingde	9,269	6,806
Tencent	1,756	2,258
Brokerage firms	19,942	19,551
Others	42,652	24,729
Total	**425,958**	405,956
Amounts due to related parties		
Tencent	26,622	34,723
Ziroom	35,700	33,530
IFM	29,241	27,091
Yuanjing Mingde	13,296	6,983
Brokerage firms	304,842	315,977
Others	2,275	7,381
Total	**411,976**	425,685

As of June 30, 2023 and December 31, 2022, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

24. RELATED PARTY TRANSACTIONS (continued)

(iii) (continued)

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
	(in thousands)	
Loan receivables from related parties		
Short-term loans to IFM	**8,910**	20,000
Short-term loans to others (a)	**16,540**	15,846
Current portion of long-term loans to Xinhewan	**–**	14,617
Long-term loans to IFM	**35,040**	–
Long-term loans to Xinhewan	**–**	17,934
Long-term loans to others (a)	**–**	5,000
Total	**60,490**	73,397

(a)   The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses.

As of June 30, 2023, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited condensed consolidated statement of cash flows.

(iv)   On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. As of June 30, 2023, accumulated donation payment of RMB15 million was made by the Donator to a bank account designated by the Group, out of which, RMB5 million payment was made during the six months ended June 30, 2023.

25. COMMITMENTS AND CONTINGENCIES

	As of June 30, 2023 RMB (in thousands)
Operating leases commitments (i)	268,247
Investment commitments (ii)	152,266
Purchase of property, plant and equipment	3,473
Purchase of services	2,081
Total	**426,067**

	Amounts RMB (in thousands)
Remainder of 2023	191,031
2024	77,255
2025	71,186
2026	45,203
2027	22,106
Thereafter	19,286
Total	426,067

(i)   Operating leases commitments represent the Group's obligations for leasing premises.

(ii)   Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group's view of these matters may change in the future.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

26. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2023 and 2022.

27. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the unaudited condensed consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited condensed consolidated financial statements other than as discussed below.

During the period from July 1, 2023 to August 31, 2023, the Company repurchased a total of 2,024,056 ADSs (representing 6,072,168 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$30.1 million. During the period from July 1, 2023 to August 31, 2023, a total of 13,513,199 ADSs (representing 40,539,597 Class A ordinary shares) have been cancelled. Concurrent with the share cancellation, a total of 1,671,434 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,165,668 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 505,766 Class B ordinary shares.

On August 31, 2023, the Board of Director of the Company approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS. The aggregate amount of the special dividend to be paid will be approximately US$0.2 billion, which will be funded by surplus cash on the Company's balance sheet.

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited interim condensed consolidated statement of comprehensive income (loss) data

	For the Six Months Ended June 30, 2023							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB (in thousands)	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
Revenues								
Emerging and other services	3,032,370	–	–	(483,688)	–	–	–	2,548,682
Cost								
Cost of revenues	(28,069,013)	–	(1,021)	427,318	(55,395)	–	–	(27,698,111)
Sales and marketing expenses	(2,943,272)	–	–	16,538	(19,364)	–	–	(2,946,098)
General and administrative expenses	(3,726,483)	–	–	14,741	(231,520)	–	–	(3,943,262)
Research and development expenses	(931,529)	–	–	–	15,734	–	–	(915,795)
Interest income, net	602,226	–	–	(101,757)	–	–	–	500,469
Fair value changes of convertible redeemable preferred shares	73,006	–	–	–	–	–	(1,201)	71,805
Impairment loss for equity investments accounted for using measurement alternative	(9,313)	–	–	–	–	–	9,265	(48)
Other income, net	727,283	–	–	204,270	–	–	(2,270)	929,283
Income (loss) before income tax expense	5,450,773	–	(1,021)	77,422	(290,545)	–	5,794	5,242,423
Income tax expense	(1,401,522)	–	–	(211)	–	–	–	(1,401,733)
Net income (loss)	4,049,251	–	(1,021)	77,211	(290,545)	–	5,794	3,840,690
Net income (loss) attributable to KE Holdings Inc.	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated statement of comprehensive income (loss) data (continued)

	For the Six Months Ended June 30, 2022							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Cost of revenues	(21,396,865)	–	(1,324)	123,201	(58,254)	–	–	(21,333,242)
Sales and marketing expenses	(1,982,513)	–	–	5,227	(73,118)	–	–	(2,050,404)
General and administrative expenses	(3,777,808)	–	–	16,968	(166,274)	24,810	–	(3,902,304)
Research and development expenses	(1,527,590)	–	–	–	1,060	–	–	(1,526,530)
Interest income, net	273,454	–	–	(140,489)	–	–	–	132,965
Fair value changes of convertible redeemable preferred shares	(339,952)	–	–	–	–	–	(19,229)	(359,181)
Impairment loss for equity investments accounted for using measurement alternative	(251,002)	–	–	–	–	–	26,237	(224,765)
Other income, net	896,648	–	–	–	–	–	(115)	896,533
Income (loss) before income tax expense	(1,866,087)	–	(1,324)	4,907	(296,586)	24,810	6,893	(2,127,387)
Income tax expense	(619,255)	–	–	(10,205)	–	–	–	(629,460)
Net income (loss)	(2,485,342)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,756,847)
Net income (loss) attributable to KE Holdings Inc.	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data

	As of June 30, 2023							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	630,234	–	189	–	–	–	–	630,423
Lease receivables	–	–	–	1,622,090	–	–	–	1,622,090
Right-of-use assets	13,962,540	–	–	(1,605,192)	–	–	–	12,357,348
Long-term investments, net	24,007,654	–	–	–	–	–	12,943	24,020,597
Other non-current assets	1,027,847	–	(8,245)	7,826	–	–	–	1,027,428
Total assets	117,415,189	–	(8,056)	24,724	–	–	12,943	117,444,800
Accrued expenses and other current liabilities	5,128,458	–	(31,769)	(46,798)	–	–	–	5,049,891
Total liabilities	44,629,190	–	(31,769)	(46,798)	–	–	–	44,550,623
Additional paid-in capital	80,181,114	29,811,702	–	–	1,394,334	45,338	–	111,432,488
Accumulated other comprehensive income	479,974	241,343	–	–	–	–	–	721,317
Accumulated deficit	(7,350,273)	(30,053,045)	23,713	71,522	(1,394,334)	(45,338)	12,943	(38,734,812)
Total shareholders' equity	72,785,999	–	23,713	71,522	–	–	12,943	72,894,177

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

	As of December 31, 2022							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	667,224	–	–	–	–	–	–	667,224
Lease receivables	–	–	–	1,019,392	–	–	–	1,019,392
Right-of-use assets	11,284,070	–	–	(1,033,118)	–	–	–	10,250,952
Long-term investments, net	17,925,653	–	–	–	–	–	7,149	17,932,802
Other non-current assets	1,032,251	–	(8,245)	8,037	–	–	–	1,032,043
Total assets	109,347,347	–	(8,245)	(5,689)	–	–	7,149	109,340,562
Accrued expenses and other current liabilities	4,118,068	–	(32,979)	–	–	–	–	4,085,089
Total liabilities	40,292,909	–	(32,979)	–	–	–	–	40,259,930
Additional paid-in capital	80,302,956	29,811,702	–	–	1,103,789	45,338	–	111,263,785
Accumulated other comprehensive loss	(412,721)	241,343	–	–	–	–	–	(171,378)
Accumulated deficit	(11,405,850)	(30,053,045)	24,734	(5,689)	(1,103,789)	(45,338)	7,149	(42,581,828)
Total shareholders' equity	69,054,438	–	24,734	(5,689)	–	–	7,149	69,080,632

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes:

(i)   Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)   Provision for credit losses

1)   Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)   Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes: (continued)

(iii)   Lease accounting

1)   *Lessor accounting for intermediate party in the sublease transactions*

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leases asset. Under U.S. GAAP, when classifying a sublease, the asset analysed under ASC 842 is the underlying asset. Under IFRS, the asset analysed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS 16. Once the sublease is classified as a finance lease, the intermediate party derecognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)   *Lessee accounting*

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)   Share-based compensation

1)   *Awards with performance targets met after the service period*

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)   *Attribution — awards with graded-vesting features*

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)   *Accounting for forfeitures of share-based awards*

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes: (continued)

(v)   Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)   Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

GENERAL INFORMATION

(1) RESULTS, DIVIDEND AND RECORD DATE

The Group's results for the six months ended June 30, 2023 and the state of affairs of the Group as of June 30, 2023 are set out in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statement of comprehensive income (loss), unaudited interim condensed consolidated statement of changes in shareholders' equity, unaudited interim condensed consolidated statement of cash flows and the accompanying notes on pages 19 to 121.

The Board declared on August 31, 2023 a special cash dividend (the "**Dividend**") of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.2 billion, which will be funded by surplus cash on the Company's balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 15, 2023 (Beijing/Hong Kong Time). Dividend to be paid to the Company's ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 27, 2023 for holders of ordinary shares and on or around October 3, 2023 for holders of ADSs.

(2) PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, in August 2022, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period (the "**Existing Share Repurchase Program**"). From the launch of the Existing Share Repurchase Program in September 2022 to August 2023, the Company in aggregate repurchased a total of 40,968,424 ADSs (representing 122,905,272 Class A ordinary shares) on the NYSE at an aggregate consideration of US$604,957,928 under the Existing Share Repurchase Program. On August 31, 2023, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024 (the "**Extended Share Repurchase Program**," and together with the Existing Share Repurchase Program, the "**Share Repurchase Program**"). In the annual general meeting (the "**AGM**") held on June 15, 2023, the Shareholders have approved to grant the Board a general unconditional mandate to purchase the Company's own Shares (the "**2023 Share Repurchase Mandate**") which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2023 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the Shareholders at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period and up to August 2023, the Company repurchased a total of 26,779,762 ADSs (representing 80,339,286 Class A ordinary shares) on the NYSE at an aggregate consideration of US$413,846,419. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period and up to August 2023 are summarized as follows:

| | | Price Paid per Share | | |
Month of Repurchase	Number and Method of Repurchased Shares	Highest Price Paid (US$)	Lowest Price Paid (US$)	Aggregate Consideration (US$)
March 2023	6,157,644 on the NYSE	6.43	5.60	37,487,201
May 2023	33,642,045 on the NYSE	5.66	4.64	169,184,287
June 2023	34,467,429 on the NYSE	5.83	4.76	177,035,586
July 2023	6,072,168 on the NYSE	5.66	4.67	30,139,345
Total	**80,339,286 on the NYSE**			**413,846,419**

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

A total of 39,799,689 Class A ordinary shares represented by ADSs repurchased in March and May 2023, and a total of 40,539,597 Class A ordinary shares represented by ADSs repurchased in June and July 2023, have been cancelled in June and August 2023, respectively. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,312,358 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), converted 2,310,059 Class B ordinary shares and Mr. Yigang Shan, through a discretionary trust established by him (as the settlor), converted 1,002,299 Class B ordinary shares. As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased in March, May, June and July 2023 and the conversion of 3,312,358 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 77,026,928.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the Reporting Period.

GENERAL INFORMATION

(3) DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of June 30, 2023, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and Underlying Shares of Company have been disclosed in "General Information – (4) Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) Interest in the Shares and Underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding[5] (%)	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital[6] (%)
Wangang Xu[1]	Beneficial owner	Class A ordinary share	19,269,148	0.54%	0.51%
	Founder of a discretionary trust		18,954,655	0.53%	0.51%
	Interest held by controlled corporations		7,075,188	0.20%	0.19%
Tao Xu[2]	Beneficial owner	Class A ordinary share	3,010,222	0.08%	0.08%
	Interest held by controlled corporations		750,000	0.02%	0.02%
	Founder of a discretionary trust		4,439,778	0.12%	0.12%
Xiaohong Chen[3]	Interest held by controlled corporations	Class A ordinary share	22,157,895	0.62%	0.59%
	Beneficial owner		84,699	0.00%	0.00%
Hansong Zhu[4]	Beneficial owner	Class A ordinary share	27,714	0.00%	0.00%
Jun Wu	Beneficial owner	Class A ordinary share	10,908	0.00%	0.00%

Notes:

(1)   19,269,148 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 18,954,655 Class A ordinary shares were held by Blossom South Limited, which is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of G&J Trust, a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 18,954,655 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 7,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2)   3,010,222 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 4,439,778 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu. Accordingly, Mr. Tao Xu is deemed to be interested in 4,439,778 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(3)   5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P., and 7,313,160 Class A ordinary shares were held by H Capital through H Capital XM, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 84,699 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares) and the RSUs of 12,290 ADSs (representing 36,870 Class A ordinary shares) granted to her and 12,288 ADSs (representing 36,864 Class A ordinary shares) directly held by her.

(4)   27,714 Class A ordinary shares beneficially owned by Mr. Hansong Zhu include 3,971 ADSs (representing 11,913 Class A ordinary shares) directly held by him and the RSUs of 5,267 ADSs (representing 15,801 Class A ordinary shares) granted to him.

(5)   The calculation is based on the 3,592,373,828 Class A ordinary shares issued and outstanding as of June 30, 2023 (including 56,011,416 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(6)   The calculation is based on the total number of 3,592,373,828 Class A ordinary shares (including 56,011,416 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 154,481,300 Class B ordinary shares issued and outstanding as of June 30, 2023.

(B)   Interests in the Shares of Associated Corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest held by controlled corporations	3.35%
	Yigang Shan	Beneficial owner	2.45%
		Interest held by controlled corporations	8.82%
	Wangang Xu	Beneficial owner	1.14%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest held by controlled corporations	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%
Runizhishi (Beijing) Technology Co., Ltd.	Yongdong Peng	Beneficial owner	50.00%

Save as disclosed above and in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below, as of June 30, 2023, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

GENERAL INFORMATION

(4) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2023, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding[7] (%)
Class A ordinary shares				
Cantrust[1]	849,601,280	Interest in controlled corporations	Long position	23.65%
Grain Bud[1]	849,601,280	Interest in controlled corporation	Long position	23.65%
Propitious Global[1]	849,601,280	Beneficial owner	Long position	23.65%
Mrs. Zuo[1]	849,601,280	Others	Long position	23.65%
Baihui Partnership[1]	849,601,280	Interest in controlled corporation	Long position	23.65%
Ample Platinum Holdings Limited[1]	849,601,280	Interest in controlled corporations	Long position	23.65%
Yongdong Peng[2]	74,204,323	Founder of a discretionary trust	Long position	25.72%
	849,601,280	Interest in controlled corporations	Long position	
Yigang Shan[3]	54,900,866	Founder of a discretionary trust	Long position	25.18%
	849,601,280	Interest in controlled corporations	Long position	
Tencent Holdings Limited[4]	410,842,111	Interest in controlled corporations	Long position	11.44%
Tencent Mobility Limited[4]	245,499,801	Beneficial owner	Long position	6.83%
Class B ordinary shares				
Yongdong Peng[5]	107,736,202	Founder of a discretionary trust	Long position	69.74%
ARK Trust (Hong Kong) Limited[5]	107,736,202	Interest in controlled corporation	Long position	69.74%
Data Bliss Limited[5]	107,736,202	Interest in controlled corporation	Long position	69.74%
Ever Orient International Limited[5]	107,736,202	Beneficial owner	Long position	69.74%
Yigang Shan[6]	46,745,098	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[6]	46,745,098	Interest in controlled corporations	Long position	30.26%
Sapient Rich Holdings Limited[6]	46,745,098	Interest in controlled corporation	Long position	30.26%
Clover Rich Limited[6]	46,745,098	Beneficial owner	Long position	30.26%

Notes:

(1) Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 849,601,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited.

(2) 74,204,323 Class A ordinary shares are directly held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3) 54,900,866 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4) Tencent Holdings Limited was interested in 410,842,111 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5) 107,736,202 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(6) 46,745,098 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members.

(7) The calculation is based on the total number of 3,592,373,828 Class A ordinary shares (including 56,011,416 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 154,481,300 Class B ordinary shares issued and outstanding as of June 30, 2023.

As of June 30, 2023, The Bank of New York Mellon Corporation had long position in 2,026,579,647 Class A ordinary shares represented by ADSs, short position in 2,024,205,906 Class A ordinary shares represented by ADSs, and lending pool of 536,877 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of June 30, 2023, no other person had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

GENERAL INFORMATION

(5) COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code during the Reporting Period and up to the Latest Practicable Date.

(6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix 14 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

(7) BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules, is the chairman of the Audit Committee.

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2023.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and reviewing and/or approving matters relating to share schemes.

During the Reporting Period, the Compensation Committee (i) reviewed and discussed the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based compensation plans, and reviewed and discussed such plans in light of the goals and objectives of such plans; (ii) reviewed and approved the amended form of RSU award agreement; (iii) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of the non-executive Directors (including independent non-executive Directors); (iv) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to certain independent non-executive Directors pursuant to his/her director service agreement and award agreement entered into between the Company and such Directors; and (v) updated the authorization to the chief executive officer regarding approval of the changes to the granted awards under the 2020 Share Incentive Plan due to changed situations from time to time, subject to the Listing Rules and 2020 Share Incentive Plan. For details of the share incentives granted to employees and directors of any member of the Group who the Compensation Committee considers during the Reporting Period, please refer the subsection headed "(10) The Share Incentive Plans."

The RSUs granted to certain independent non-executive Directors during the Reporting Period ("**Director Grants**") had fully vested on the date of grant or shall fully vest at the end of six months after the date of grant. The Compensation Committee considered the vesting periods of less than 12 months under the Director Grants to be appropriate because (i) such arrangements were in line with the remuneration arrangements as set out in the one-year director service agreement entered into with each of such independent non-executive Directors before the date of grant, which provided the annual remuneration package, including equity incentive, of the Director; and (ii) upon the full vesting of the RSUs granted under the Director Grants, each of such Directors shall have been serving as an independent non-executive Director for 12 months or over 12 months since the date of then effective director service agreement.

The vesting of the RSUs under the Director Grants was not subject to any performance targets. The Compensation Committee was of the view that it was not necessary to set performance targets for the Director Grants because each of them (i) formed part of the remuneration package of such independent non-executive Directors; (ii) was in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) was subject to clawback mechanisms.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the Reporting Period.

Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of environmental, social and governance ("**ESG**") related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the WVR structure of the Company.

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period:

(i)   reviewing the Company's compliance with the code provisions set out in the CG Code and the deviation from Code Provision C.2.1 of part 2 the CG Code;

(ii)   reviewing and approving the Company's 2022 corporate governance report, 2022 ESG report, and the disclosures under the heading "Board Practices" included in the Company's annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC;

(iii)   developing, reviewing and monitoring the Company's policies and practices on corporate governance and code of conduct and compliance manual applicable to employees and the Directors, including adopting three ESG-related policies, namely, the Occupational Health and Safety Policy, Employee Rights Protection Policy and Environmental Management Policy;

(iv)   reviewing and monitoring the training and continuous professional development of Directors and senior management;

(v)   reviewing the Company's compliance with the relevant laws and regulations that have a significant impact on the Group in all material respects;

(vi)   seeking to ensure the communication between the Company and its Shareholders are effective and satisfactory;

(vii)   discussing and evaluating whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope;

(viii)   confirming to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole during the year ended December 31, 2022;

(ix)   confirming that (a) the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2022; (b) no matter under Rule 8A.17 of the Listing Rules has occurred from the Listing Date to December 31, 2022; and (c) the WVR Beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules from the Listing Date to December 31, 2022;

(x)   recommending the Board to retain the services of the compliance advisor of the Company; and

(xi)   reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference.

(8) REVIEW OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim condensed consolidated financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2023 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 — "Review of interim financial information performed by the independent auditor of the entity." The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have also been reviewed by the Audit Committee.

(9) WEIGHTED VOTING RIGHTS

The Company has a WVR structure. Under the Company's WVR structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promote the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate Percentage of Issued Share Capital[1]	Approximate Percentage of Voting Rights[1][2]
Yongdong Peng[3]	75,369,991	106,570,534	4.8%	22.2%
Yigang Shan[4]	55,406,632	46,239,332	2.7%	10.1%
Total	**130,776,623**	**152,809,866**	**7.5%**	**32.3%**

Notes:

(1)   The calculation is based on the total number of 3,606,305,628 Class A ordinary shares and 152,809,866 Class B ordinary shares issued and outstanding as of the Latest Practicable Date.

(2)   On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 849,601,280 Class A ordinary shares held by Propitious Global.

(3)   106,570,534 Class B ordinary shares and 75,369,991 Class A ordinary shares are held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(4)   46,239,332 Class B ordinary shares and 55,406,632 Class A ordinary shares are held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 152,809,866 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 152,809,866, representing approximately 4.2% of the total number of issued and outstanding Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv)   when the Class B ordinary shares have been converted to Class A ordinary shares;

(v)   neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi)   a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

(10) THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 9.32% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further options under the 2018 Share Option Plan has been or will be granted after the Listing Date.

GENERAL INFORMATION

Remaining Life

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

Details of the Outstanding Options Granted under the 2018 Share Option Plan

As of June 30, 2023, the aggregate number of Class A ordinary shares subject to the outstanding options granted under the 2018 Share Option Plan amounted to 37,257,177, representing approximately 0.99% of the total issued and outstanding Shares of the Company as of June 30, 2023.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2023	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of June 30, 2023	Exercise price per Class A ordinary shares
Director							
Xiaohong Chen	10,965[1]	–	–	–	–	10,965[1]	US$0.00002
Employees and other grantees[4]	45,548,874[2]	–	7,332,810[3]	967,407	2,445	37,246,212[2]	US$0.00002
Total	45,559,839	–	7,332,810	967,407	2,445	37,257,177	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options have vested upon grant.

(2)   The grant dates were from July 6, 2018 to April 2, 2022. The vesting periods were from three months to ten years.

(3)   The weighted average closing price of the ADSs immediately before the dates of exercises was US$17.74.

(4)   Other grantees were former employees.

(5)   The exercise period of the options granted shall commence from the dates on which the relevant options become vested and ended on the expiry dates, subject to the terms of the 2018 Share Option Plan and the award agreements signed by the grantees.

As at the beginning and the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be further issued pursuant to all awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 6.74% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. As of June 30, 2023, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Remaining Life

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan

As of June 30, 2023, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 72,688,023, representing approximately 1.94% of the total issued and outstanding Shares of the Company as of June 30, 2023. The table set out below shows the details of the outstanding RSUs granted to the Directors, service provider and employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period.

GENERAL INFORMATION

	Number of RSUs unvested as of January 1, 2023 and grant dates	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2023 and grant dates	Purchase price per Class A ordinary shares
Director							
Xiaohong Chen	–	36,870[2][9]	–	–	–	36,870[2]	Nil
Hansong Zhu	–	15,801[2][9]	–	–	–	15,801[2]	Nil
Jun Wu	–	14,232[3][9]	14,232[5]	–	–	–	Nil
Employees and other grantees[7]	41,502,498[1]	37,645,413[4][8][9]	5,236,530[6]	1,276,029	–	72,635,352[1]	Nil
Total	41,502,498	37,712,316	5,250,762	1,276,029	–	72,688,023	Nil

Notes:

(1)   The grant dates of the RSUs unvested as of January 1, 2023 were from June 3, 2021 to December 28, 2022. The grant dates of the RSUs unvested as of June 30, 2023 were from June 3, 2021 to April 1, 2023.

(2)   For Ms. Xiaohong Chen and Mr. Hansong Zhu, the grant date was June 27, 2023. Such RSUs shall fully vest at the end of six months after the date of grant. The closing price of the ADSs immediately before the date of grant was US$15.05.

(3)   The grant date was March 29, 2023. Such RSUs have vested upon grant. The closing price of the ADSs immediately before the date of grant was US$17.97.

(4)   The grant date was April 1, 2023. The closing price of the ADSs immediately before the date of grants was US$18.84.

(5)   The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$17.97.

(6)   The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$15.88.

(7)   Other grantees were former employees.

(8)   The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(9)   There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 250,793,372 awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 213,443,999 awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

2022 Share Incentive Plan

Purposes

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to 2022 Share Incentive Plan.

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.34% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Remaining Life

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

Details of the Restricted Shares Granted under the 2022 Share Incentive Plan

Prior to the Listing, the Company granted 71,824,250 restricted Shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted Shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). The Restricted Shares have vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment.

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

GENERAL INFORMATION

Save as disclosed above, no restricted Shares or other awards had been granted under the 2022 Share Incentive Plan to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period. As at the beginning and at the end of the Reporting Period, there was no outstanding restricted Shares or other awards granted under the 2022 Share Incentive Plan, and no Awards may be further granted under 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in this subsection headed "(10) The Share Incentive Plans," divided by the weighted average number of Shares of the relevant class in issue for the six months ended June 30, 2023 was 1.04%.

On May 4, 2023 and August 31, 2023, the Company issued 36,000,000 and 52,800,000 Class A ordinary shares at par value of US$0.00002 per Share which are registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans, respectively.

(11) SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

(12) DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the disclosure made in the 2022 annual report of the Company and up to the Latest Practicable Date:

Name of Director	Details of Changes
Yigang Shan	Mr. Shan has served as an independent non-executive director of Keep Inc., a company listed on the Stock Exchange with the stock code 3650, since July 2023.
Wangang Xu	Mr. Xu has been appointed as the vice chairman of the Board, effective from July 2023, and no longer hold the position of the chief operating officer of the Company, effective from July 2023.
Jeffrey Zhaohui Li	Mr. Li resigned from his position as a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, due to personal reasons in August 2022.

Each of Mr. Wangang Xu, Mr. Tao Xu and Mr. Hansong Zhu retired and was re-elected as a Director at the AGM held on June 15, 2023, whose length of service is three years. During the Reporting Period and up to the Latest Practicable Date, each of the non-executive Directors has entered into a director service agreement with the Company to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous director service agreement. There is no change to their emoluments. The emoluments of the executive Directors for the year 2023 include an annual base salary of RMB1,800,000 to RMB3,800,000. The executive Directors might be entitled to a bonus, which is subject to the completion of the performance target as determined by the Compensation Committee and the Board.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

(13) MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC ("**Muddy Waters**") announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the Muddy Waters report. Plaintiffs allege, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. We intend to vigorously defend ourselves against this and any related litigation. As confirmed by our legal counsel based on their review of the amended complaint filed by Lead Plaintiff on June 17, 2022, we believe the allegations in this action are without merit as the amended complaint's allegations are conclusory, and we intend to vigorously defend ourselves against this action and any related litigation, including by arguing that Plaintiffs have failed to state any claim as a matter of law. Motion-to-dismiss briefing was completed on December 7, 2022, and we now await a decision from the court. As the action remains in its preliminary stage, we cannot predict the timing, outcome or consequences of the class action.

Saved as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2023, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

GENERAL INFORMATION

(14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no important events affecting the Group occurred since June 30, 2023 and up to the Latest Practicable Date.

(15) SAFE HARBOR STATEMENT

This interim report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the business outlook in this interim report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this interim report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

(16) APPROVAL OF THE INTERIM REPORT

The interim report and the unaudited interim results of the Group for the six months ended June 30, 2023 were approved and authorized for issue by the Board on August 31, 2023.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Wangang Xu (徐萬剛) *(Vice Chairman of the Board)*
Tao Xu (徐濤)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Siting Li (李思婷)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORIZED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN
HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong laws:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay
Hong Kong

As to U.S. laws:
Skadden, Arps, Slate, Meagher & Flomand affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 1908 Harbour Center
25 Harbour Road
Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor
   Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted Shares, and RSUs or other types of awards approved by the Board or Compensation Committee
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted Shares, and RSUs or other types of awards approved by the Board or any committee(s) authorized by the Board
"ADS(s)"	American depositary share(s), each of which represents three Class A ordinary shares
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation(s)"	has the meaning ascribed to it under the Part XV of the SFO
"Audit Committee"	the audit committee of the Board
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as of the Latest Practicable Date, each of Mr. Yongdong Peng and Mr. Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement
"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date
"Beijing Beijia"	Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date

DEFINITIONS

"Beijing Lianjia"	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date
"Beike," "Group," "our Group," "the Group," "we," "us," or "our"	the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Board"	the board of Directors of the Company
"Cantrust"	Cantrust (Far East) Limited, a company incorporated in British Virgin Islands, a professional trustee appointed by Mr. Zuo to act as the trustee of the Z&Z Trust
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this interim report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company," "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
"Compensation Committee"	the compensation committee of the Board

"Consolidated Affiliated Entity(ies)"	entities we control through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Controlling Shareholders"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Mr. Yongdong Peng and Mr. Yigang Shan as a group of controlling shareholders of the Company
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	September 18, 2023, being the latest practicable date for ascertaining the contents set out in this interim report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* platform
"Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Main Board"	the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

DEFINITIONS

"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the six months ended June 30, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RSU(s)"	restricted share units
"SEC"	United States Securities and Exchange Commission

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Share Incentive Plans"	the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan
"Shengdu"	Shengdu Home Renovation Co., Ltd. (聖都家居裝飾有限公司), a limited liability company established under the laws of the PRC on August 24, 2016, together with its subsidiaries and affiliates, a subsidiary of the Company
"subsidiary(ies)"	has the meaning set out in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"U.S. GAAP"	accounting principles generally accepted in the United States
"U.S. dollar(s)," "US\$" or "USD"	U.S. Dollars, the lawful currency of the U.S.
"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao, Runizhishi (Beijing) Technology Co., Ltd. (如你之視(北京)科技有限公司) and Runikeshi (Beijing) Technology Co., Ltd. (如你可視(北京)科技有限公司)

DEFINITIONS

"WVR" or "weighted voting right"	weighted voting right, has the meaning ascribed to it under the Hong Kong Listing Rules
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date
"WVR structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Yiju Taihe"	Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date
"Z&Z Trust"	a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo
"%"	per cent

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organizations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.